Form 10-K, Exhibit 13
period 1995-12-31
MCGRATH RENTCORP
filed 1996-03-29
CIK 752714

THE CORPORATION
-------------------------------------------------------------------------------
2500 Grant Avenue, San Lorenzo, CA 94580  (510) 276-2626

     McGrath RentCorp is engaged in the business of renting and selling relocatable modular offices and classrooms, and electronic test and measurement instruments with related accessories. Although the Company's primary emphasis is on rentals, both modulars and instruments are also sold to direct-use customers. The Company uses the tradenames "Mobile Modular" and "Rentelco". The Company manufactures portable classrooms through its subsidiary, Enviroplex, Inc., which sells directly to school districts.

[PHOTO OF SIGNS]


CONSOLIDATED FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Operations Data:
------------------------------
                                                          Percent
Year ended December 31,             1995        1994      Change
                                  --------    --------    -------
Rental Revenues                   $ 46,063    $ 46,149         -%
Total Revenues                      71,273      68,295         4
Net Income                          13,843      13,004         6
Net Income Per Share                  1.71        1.55        10
Cash Dividends Per Share              0.48(1)     0.44(1)      9

Balance Sheet Data (YEAR-END):
------------------------------
Rental Equipment, net             $127,608    $127,244         -%
Total Assets                       175,130     169,923         3
Notes Payable                       37,080      35,950         3
Shareholders' Equity                85,893      83,839         2

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Footnote
-------------------------------------------------------------------------------

1. DIVIDEND OF $0.11 PER SHARE DECLARED IN JANUARY 1995 IS EXCLUDED FROM THE 1995 AMOUNT AND INCLUDED IN THE 1994 AMOUNT.

A MESSAGE
TO OUR
SHAREHOLDERS
------------

Robert P. McGrath
Dennis C. Kakures

     Over the last several years we have talked about the real inner strength of the Company. In 1995 we instituted a program we call Exemplary Customer Service (ECS). Our Credo, developed and pledged by our staff reads:

          I will, as a team member of McGrath, embrace our customers' needs, and deliver exemplary service to earn customer loyalty.

          I will do this by:

            - focusing on doing things right the first time
            - providing the utmost attention to detail, and
            - always doing what I say I am going to do, with integrity.

     Each of our offices conducts series of short meetings wherein our staff acknowledges those peers who have performed beyond the call of duty, either in the service of our customers or in the improvement of our product. This program has become much more than lip service; it is becoming an integral part of the McGrath way of doing business.

     A year ago we cautioned that our record results were impacted positively by the 1994 Northridge earthquake, and that it would be difficult to make up those earnings in 1995. We are pleased that total revenues for 1995 increased 4% over 1994 to $71,273,000, net income increased 6% to $13,843,000, and net income per share increased 10% to $1.71 per share. Once again this was the best year in our history.

     Cash flow continues strong. Rental assets increased by $7,713,000, improvements increased by $5,796,000, dividends paid were $3,768,000 and stock repurchased was $7,374,000 while our debt increased by only $1,130,000.

     Last year we discussed our purchase of Rentelco three years earlier, and how that fits in with our philosophy--good people in a good working environment produce the best results. 1995 was again an excellent year for Rentelco.

     This year we want to discuss Enviroplex. Several years ago we funded this startup company which wanted to make a contribution as a manufacturer of portable classrooms. In January 1995, we converted our note to a 73% ownership interest and the results are now part of our consolidated financial statements. President Joe Sublett has done an excellent job and brings a wealth of manufacturing know-how to Enviroplex. We like to think that Joe produces the best portable classrooms in the industry and his repeat customers tend to confirm this position. The head of the General Services Administration singled out a "School Project of the Future" produced by a private contractor. That award-winning project had classrooms provided by Enviroplex. This same philosophy of good people and a good working environment has again produced good results.

     Our business strategy calls for creating facility capabilities that our competitors cannot duplicate. This will enable us to quickly and efficiently modify buildings to meet our customer's needs. Our goal is to be more responsive at less expense. There is solid progress. Our new Houston facility came on line in June 1995; we plan to move into our new Southern California facility by the time you receive this report; the move to our new Northern California facility is scheduled for the end of 1996. Our new computer based relational database programs that control our internal operations are about 70% operational.

     Executing these operational plans requires dedication, a willingness to embrace change and painstaking work. As we said last year, shareholders like to hear about pizzazz and we are serving up bricks, mortar and computers. However, we continue to emphasize that our long-term success lies in our ability to provide a better service to our customers with our per transaction cost less than that of our competitors. We continue to look for investment opportunities in related areas.

     After the California school bond issue failed to pass in 1994, the money for classroom modernization programs slowed down. On March 26, 1996, California voters passed a 3 billion dollar bond measure. A certain amount will be spent on modernization programs and we are looking forward to participating in this business.

     Given our strong balance sheet and cash flow and our prospects for 1996, we are increasing our next quarterly dividend to $0.14 per share.

Sincerely,



  /s/ Robert P. McGrath                   /s/ Dennis C. Kakures
-----------------------------------     -------------------------------------
Robert P. McGrath                       Dennis C. Kakures
Chairman and Chief Executive Officer    President and Chief Operating Officer

     P.S. In his first year as President, Dennis Kakures has more than met our expectations. His thirteen years with the Company have prepared him well. He brings energy and persistence to the development and marketing of our products, to the streamlining of our operations and the development of our management. The results are already visible.

                                        RPM
1




[PHOTO OF CHAIRMAN
PHOTO OF PRESIDENT]

COMPANY
PROFILE
-------


     Since its founding and incorporation in 1979, McGrath RentCorp has rented and sold relocatable modular offices designed to fill customers' temporary space needs. These units are used as temporary offices adjacent to existing facilities, and as classrooms, sales offices, construction field offices and for a variety of other purposes. Under the trade name "Mobile Modular Management Corporation", the Company conducts its rental and sales operations of relocatable modular offices from branch offices, two in California and one in Texas.

     In 1985, the Company expanded its operations into the rental of electronic test and measurement instruments. Engineers, scientists and technicians use these instruments in evaluating the performance of their own electrical and electronic equipment, developing products, controlling manufacturing processes and in field service applications. These instruments are rented primarily to electronics, industrial, research and aerospace companies. The majority of the Company's inventory consists of instruments manufactured by Hewlett-Packard and Tektronix. The Company conducts rental and sales operations of electronic instruments from its Northern California branch office and telecommunications test equipment from its Dallas, Texas branch office.

     In January 1995, the Company converted a $300,000 note receivable to a 73.2% ownership interest in Enviroplex, Inc. Enviroplex, Inc. manufactures portable classrooms built to the requirements of the California Division of the State Architect ("DSA") and sells primarily to school districts.

     The following table shows the revenue components, percentage of total revenues, original cost and net book value of equipment, and average utilization by product line for the past five years.

PRODUCT HIGHLIGHTS
-------------------------------------------------------------------------------
(DOLLAR AMOUNTS IN THOUSANDS)


Year ended December 31,                1995        1994         1993        1992        1991
                                     --------    --------     --------   ---------   ---------
RELOCATABLE MODULAR OFFICES
---------------------------
     Rental Operations:
          Rental                     $ 31,577    $ 33,386     $ 30,565    $ 31,103    $ 30,523
          Rental Related Services       9,103       9,181        7,429       6,755       6,822
                                     --------    --------     --------    --------    --------
                                       40,680      42,567       37,994      37,858      37,345
     Sales and Related Services(1)     11,347       9,039        6,153       5,799      10,356
                                     --------    --------     --------    --------    --------
            Total Revenues           $ 52,027    $ 51,606     $ 44,147    $ 43,657    $ 47,701
                                     --------    --------     --------    --------    --------
                                     --------    --------     --------    --------    --------
     Percentage of Total Revenues       73.0%       75.6%        77.3%       80.0%       85.6%
                                     --------    --------     --------    --------    --------
                                     --------    --------     --------    --------    --------
     Original Cost (YEAR-END)        $146,868    $144,674     $136,729    $130,075    $118,671
                                     --------    --------     --------    --------    --------
                                     --------    --------     --------    --------    --------
     Net Book Value (YEAR-END)       $104,069    $107,341     $104,830    $103,802    $ 97,885
                                     --------    --------     --------    --------    --------
                                     --------    --------     --------    --------    --------
     Average Utilization Rate(2)        73.9%       79.3%        77.0%       78.8%       81.9%
                                     --------    --------     --------    --------    --------
                                     --------    --------     --------    --------    --------
ELECTRONIC TEST AND
 MEASUREMENT INSTRUMENTS
---------------------------
     Rental Operations:
          Rental                     $ 14,486    $ 12,763     $ 10,128    $  7,654    $  6,418
          Rental Related Services         268         265          245         189         114
                                     --------    --------     --------    --------    --------
                                       14,754      13,028       10,373       7,843       6,532
     Sales and Related Services         4,492       3,661        2,615       3,072       1,531
                                     --------    --------     --------    --------    --------
          Total Revenues             $ 19,246    $ 16,689     $ 12,988    $ 10,915    $  8,063
                                     --------    --------     --------    --------    --------
                                     --------    --------     --------    --------    --------
     Percentage of Total Revenues       27.0%       24.4%        22.7%       20.0%       14.4%
                                     --------    --------     --------    --------    --------
                                     --------    --------     --------    --------    --------
     Original Cost (YEAR-END)        $ 34,933    $ 29,542     $ 26,692    $ 21,218    $ 20,585
                                     --------    --------     --------    --------    --------
                                     --------    --------     --------    --------    --------
     Net Book Value (YEAR-END)       $ 21,208    $ 17,735     $ 16,524    $ 13,550    $ 14,498
                                     --------    --------     --------    --------    --------
                                     --------    --------     --------    --------    --------
     Average Utilization Rate(2)        55.2%       56.0%        52.3%       46.7%       47.5%

----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Footnote
-------------------------------------------------------------------------------

1.  INCLUDES REVENUES OF THE COMPANY'S MAJORITY OWNED SUBSIDIARY.

2. UTILIZATION IS CALCULATED AS OF THE END OF EACH MONTH BY DIVIDING THE ORIGINAL COST OF EQUIPMENT ON RENT BY THE TOTAL ORIGINAL COST OF ALL EQUIPMENT IN THE RENTAL INVENTORY; AND THE FIGURES SHOWN ARE THE AVERAGE OF SUCH MONTHLY FIGURES FOR EACH YEAR.

     The Company has 252 employees. The operational compatibility between the two rental product lines results in the efficient use of overhead.

     No single customer of either product line has accounted for more than 10% of the Company's total revenues generated in any given year. Our business is not seasonal, except for the rental of classrooms, which is heaviest in the several months prior to the opening of school each fall.

     We are a company with a marketing sense throughout. We are constantly searching for ways both to streamline our service and to raise the quality of each relocatable office or instrument we rent. We are not only renting products, we are selling an old-fashioned idea: Paying attention to our customers pays off.

OUR
PRODUCTS
--------

RELOCATABLE MODULAR OFFICES
-------------------------------------------------------------------------------

     Relocatable modular offices are designed for use as temporary office space and may be towed from one location to another. Offices vary from simple single-unit construction site offices to attractive multi-module facilities, complete with wood exteriors and mansard roofs. The rental fleet includes a full range of styles and sizes. We consider our relocatable offices to be among the most attractive and well designed available. The units are constructed with wood siding which are sturdily built and physically capable of a useful life often exceeding 18 years. Units are provided with installed heat, air conditioning, lighting, electricity and floor covering, and may have customized interiors including partitioning, carpeting, cabinetwork and plumbing facilities.

     The market for relocatable modular offices is broad. Businesses which have a need for additional space and have adjacent land or a parking lot are potential customers. Our largest single demand is for temporary classrooms. We believe the demand for classrooms is caused by shifting and fluctuating school populations, the lack of state funds for new construction, and the need for temporary classroom space during reconstruction of older schools. Other applications include sales offices, administrative offices for health care facilities, universities and museums. Large multi-modular complexes are used by the aerospace, energy and utility industries, and governmental agencies. Our branch offices, as well as our corporate office, are housed in various sizes of relocatable buildings.

     The Company purchases new relocatable modular offices from various manufacturers who build to the Company's design specifications. None of the principal suppliers are affiliated with the Company. The Company believes that the loss of any one of these suppliers would not have a material adverse effect on its operations.

     Since most of our customer requirements are to fill temporary space needs, the Company's marketing emphasis is on rentals rather than sales. The Company solicits customers through extensive yellow-page advertising, telemarketing and direct mail. Customers are encouraged to visit an inventory center to view different models on display and to see the branch office, which itself is a working example of a relocatable modular office.

     Rental periods range from one month to five years, with a typical rental period of one year. Most rental agreements provide no purchase options, and when a rental agreement does provide the customer with a purchase option, it is generally on terms attractive to the Company.

[PHOTO OF BUILDING]

OUR
PRODUCTS
--------

     The customer is responsible for the cost of transporting the unit to the site, preparation of the site, installation of the unit, dismantle and return of the unit to one of the Company's three inventory centers, and certain costs for customization. We maintain the units in good working order while on rent. Upon return, the units are refurbished for subsequent use including floor tile repairs, roof maintenance, cleaning, painting and cosmetic work.

     In addition to operating its rental fleet, the Company sells relocatable offices to customers who have a direct and permanent use for such units. These sales arise out of our marketing efforts for the rental fleet and manufactured classrooms. Such sales can be of either new units or used units from the rental fleet or new manufactured classrooms. Of 1995 sales to direct-use customers, 58% arose from the Company's rental operations (20% were new equipment and 80% were used) and 42% were newly manufactured classrooms from Enviroplex, Inc.

     Competition in the rental and sale of relocatable modular offices is intense. Many firms are engaged in the rental of relocatable modular offices, and some have substantially greater financial resources than the Company. Significant competitive factors in the rental business include availability, price, services, reliability and the quality and attractiveness of the units. McGrath RentCorp markets high-quality, well constructed and attractive offices. We believe that this strategy, together with our emphasis on prompt and efficient customer service, gives us a competitive advantage. We are determined to offer quick response to requests for information, experienced assistance for the first-time user, rapid delivery and timely maintenance of our units. The Company has a sales and maintenance staff trained in the Company's tradition of excellence in service.

     We are eager to be accountable for the quality of the product we rent and for the excellence of our response to customer requests. In fact, we enjoy the satisfaction of a job well done, and we take pains to see that we never lose this company ethic.

CLASSROOM RENTALS
-------------------------------------------------------------------------------

     The rental of relocatable modular offices to school districts for use as portable classrooms, restroom buildings and administrative offices for kindergarten through grade twelve (K-12) accounted for approximately 34% of the Company's relocatable modular rental revenues during 1995 compared to 38% in 1994. The Company believes the decline in rental revenues derived from school districts is the result of a lack of available modernization and reconstruction funds due to the failed 1994 school bond measure.

     In California (where most of the Company's rentals to school districts have occurred), school districts are permitted to purchase only portable classrooms which have been built to the requirements of the California Division of the State Architect ("DSA"). However, school districts may rent classrooms that meet either the Department of Housing ("DOH") or DSA requirements. Prior to 1988, the majority of the classrooms in the Company's rental fleet were built to the DOH requirements, and since 1988 the majority of new classrooms have been built to the DSA requirements. In 1988, California adopted a law which limits the term for which school districts may rent portable classrooms built to DOH standards to three years (under a waiver process), and which also requires the school board to indemnify the State against any claims arising out of the use of such classrooms. As a consequence, the tendency is for the Company to rent the DOH classrooms for shorter periods and to rent the DSA classrooms for longer periods. In 1993, a new law went into effect that allowed school districts that already had DOH classrooms to continue to rent them for an additional three years (i.e. up to six years in total). New orders for DOH classrooms placed after 1992 are restricted to the three year limitation as before.

     New legislation has been adopted that eliminates the waiver process after September 30, 1997 or the expiration of the waiver in effect, whichever is longer. New regulations are in place that allow the use of the DOH classrooms for periods up to 24 months anytime after September 30, 1997, provided they receive a "Temporary Certification" from DSA.

     All of the Company's DOH classrooms, with the exception of the 24'x40' standard classrooms, are also suitable for rent to non-school customers for commercial uses. Generally, the 24'x40' standard classrooms are not popular for commercial use. The Company has continued to rent returned DOH 24'x40' standard classrooms to school districts since 1988 and there is no reason to believe that it will not continue to do so in the future. However, there can be no assurance that this law or new laws may not adversely affect the Company's future classroom rental business.

     The following table shows the relationship of 24'x40' standard DOH classrooms to DSA equipment marketed to school districts as of December 31, 1995, 1994 and 1993.

EQUIPMENT COMPARISON
-------------------------------------------------------------------------------
(DOLLAR AMOUNTS IN THOUSANDS)

Balance At December 31,                    1995      1994      1993
                                          -------   -------   -------
24'x40' Standard DOH Classrooms:
     Original Cost On Rent                $10,449   $13,114   $15,014
     Original Cost Off Rent                 5,015     3,258     1,928
                                          -------   -------   -------
Total Original Cost                       $15,464   $16,372   $16,942
                                          -------   -------   -------
                                          -------   -------   -------
Net Book Value                            $ 9,324   $10,650   $11,986
                                          -------   -------   -------
                                          -------   -------   -------
Utilization(1)                              67.6%     80.1%     88.6%
                                          -------   -------   -------
                                          -------   -------   -------
DSA Equipment:
     Original Cost On Rent                $17,454   $18,644   $17,281
     Original Cost Off Rent                 3,653     1,829     1,236
                                          -------   -------   -------
Total Original Cost                       $21,107   $20,473   $18,517
                                          -------   -------   -------
                                          -------   -------   -------
Net Book Value                            $17,115   $17,304   $16,026
                                          -------   -------   -------
                                          -------   -------   -------
Utilization(1)                              82.7%     91.1%     93.3%

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Footnote
-------------------------------------------------------------------------------

1. UTILIZATION IS CALCULATED AS OF DECEMBER 31 BY DIVIDING THE ORIGINAL COST OF EQUIPMENT ON RENT BY THE TOTAL ORIGINAL COST OF ALL EQUIPMENT IN THE RENTAL INVENTORY CATEGORY.

ELECTRONIC TEST AND MEASUREMENT INSTRUMENTS
-------------------------------------------------------------------------------


OUR
PRODUCTS
--------


     McGrath RentCorp commenced its electronic test and measurement instrument rental business in 1985, carrying primarily general purpose equipment. In 1991, the Company expanded its rental equipment base through the purchase of a telecommunication test equipment rental business conducted under the name "Rentelco" in Richardson, Texas (Dallas Area).

     The Company's rental inventory includes electronic instruments such as oscilloscopes, spectrum analyzers, logic analyzers, signal generators, frequency counters, protocol analyzers, cable locaters, fiber optic and sonet equipment. A typical rental period is from one to six months. The Company also rents electronic instruments from other rental companies and re-rents the instruments to customers. The Company endeavors to keep its equipment fresh and attempts to sell equipment so that the majority of the inventory is less than five years old.

     The business of renting electronic test and measurement instruments is an industry which emerged approximately 30 years ago, and which today has equipment on rent or available for rent in the United States with an aggregate original cost of several hundred million dollars. While there is a broad customer base for the rental of such instruments, most rentals are to electronics, industrial, research and aerospace companies. Although the Company has targeted the rental market in California and Texas, test equipment is shipped to other states.

     The industry is dominated by four major companies. Two of these companies are much larger than the Company, have substantially greater financial resources and are well established in the industry with large inventories of equipment, several branch offices and experienced staffs.

     We believe that customers rent electronic test and measurement instruments for many reasons. Customers frequently need equipment for short-term projects, for back-up to avoid costly down-time and to evaluate new products. Delivery times for the purchase of such equipment can be lengthy; thus, renting allows the customer to obtain the equipment expeditiously. We also believe that a substantial portion of electronic test and measurement instruments are used for research and development projects where the relative certainty of rental costs can facilitate cost control and be useful in bidding for government contracts. Finally, as is true with the rental of any equipment, renting rather than purchasing may better satisfy the customer's budgetary constraints.

     The electronic test and measurement and the relocatable modular office product lines share common facilities, financing, senior management, and operating and accounting systems. Each product line has its own sales and technical personnel.

6



[PHOTO OF TWO EMPLOYEES
PHOTO OF PIECE OF TEST EQUIPMENT]

CONSOLIDATED QUARTERLY (UNAUDITED)
AND FIVE YEAR SELECTED FINANCIAL DATA
-------------------------------------


-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                               Operations Data                                    Balance Sheet Data
             ---------------------------------------------------    -----------------------------------------------
                         Income               Net                    Rental
               Total      From       Net     Income    Dividends    Equipment,     Total     Notes    Shareholders'
             Revenues  Operations  Income   Per Share  Per Share       Net         Assets   Payable      Equity
             --------  ----------  -------  ---------  ---------    ----------    --------  -------   -------------
Total 1991    $55,764     $21,371  $11,366      $1.38     $0.32       $114,695    $137,024  $36,850         $63,157
             --------  ----------  -------  ---------  ---------    ----------    --------  -------   -------------
Total 1992     54,572      18,404   10,145       1.18      0.36        119,681     144,223   35,000          68,700
             --------  ----------  -------  ---------  ---------    ----------    --------  -------   -------------
Total 1993     57,135      19,083   10,637       1.27      0.40        123,431     161,427   40,100          76,071
             --------  ----------  -------  ---------  ---------    ----------    --------  -------   -------------
Quarter
     1st       16,351       5,581    3,138       0.37      0.11        124,052     162,772   36,700          78,302
     2nd       16,251       5,888    3,303       0.39      0.11        127,708     166,716   37,275          80,695
     3rd       20,091       6,787    3,800       0.45      0.11        127,150     169,565   37,025          82,127
     4th       15,602       6,290    2,763       0.33      0.11(1)     127,244     169,923   35,950          83,839
             --------  ----------  -------  ---------  ---------    ----------    --------  -------   -------------
Total 1994     68,295      24,546   13,004       1.55      0.44        127,244     169,923   35,950          83,839
             --------  ----------  -------  ---------  ---------    ----------    --------  -------   -------------
Quarter
     1st       16,649       5,935    3,177       0.38      0.12        126,761     170,510   34,050          84,451
     2nd       17,121       6,157    3,264       0.39      0.12        127,901     174,540   37,315          85,270
     3rd       19,067       6,627    3,506       0.44      0.12        128,308     177,065   39,925          82,801
     4th       18,436       7,118    3,896       0.49      0.12        127,608     175,130   37,080          85,893
             --------  ----------  -------  ---------  ---------    ----------    --------  -------   -------------
Total 1995     71,273      25,837   13,843       1.71      0.48        127,608     175,130   37,080          85,893
             --------  ----------  -------  ---------  ---------    ----------    --------  -------   -------------

-------------------------------------------------------------------------------------------------------------------

1.  DECLARED JANUARY 1995.

MANAGEMENT'S
DISCUSSION
AND ANALYSIS
------------


     Revenues are derived primarily from the rental of relocatable modular offices and electronic test and measurement instruments. The Company has expanded the rental inventory of relocatable modular offices and electronic instruments. This expansion has been funded through internal cash flow and conventional bank financing.

     The major portion of the Company's revenue is derived from rentals and rental related services, comprising approximately 78% of total revenues in 1995. Over the past three years relocatable modular offices comprised 76% of the cumulative rental revenues, and test and measurement instruments comprised 24% of the cumulative rental revenues. Classrooms are a significant part of the Company's business (see "Our Products" - "Classroom Rentals").

     The Company sells both previously rented and new relocatable modular offices to customers who have a direct and permanent use for such units, and through its majority owned subsidiary Enviroplex, Inc., sells DSA classrooms directly to school districts. The Company also acts as a dealer of new relocatable modular offices and is licensed as a dealer by governmental agencies in California and Texas. The Company also sells units from its rental inventory of test and measurement equipment. Revenues from sales of both modular and electronic equipment have comprised approximately 19% of total revenues over the last three years.

FISCAL YEARS
1995 AND
1994
------------

     Rental revenues for 1995 decreased $86,000 from 1994. The rental revenue increase from electronics of $1,723,000 was offset by a $1,809,000 decrease in rental revenues from relocatable modular offices. The rental revenue decline for modulars was primarily due to the return of a significant amount of equipment (220 unit complex) from a single customer which had generated rental billings of $1,290,000 per year. Average utilization declined for both modular equipment, from 79.3% to 73.9%, and for electronics equipment, from 56.0% to 55.2%, as compared to 1994. Rental related services for 1995 decreased $75,000 from 1994 with gross margin increasing from 34% in 1994 to 41% in 1995. The increase in gross margin was due to additional incentive fees earned by the Company for equipment management.

     Sales and related services in 1995 increased $3,139,000 (25%) over 1994. The sales volume increase is due to the contribution of the Company's majority owned subsidiary, Enviroplex, Inc., which had sales of $4,775,000. Gross margin on sales and related services remained the same at 32% for 1995 and 1994. Sales and related services fluctuate from quarter to quarter and from year to year depending on customer demands and requirements.

     Interest expense in 1995 increased $664,000 (31%) over 1994 as a result of slightly higher borrowing levels combined with a higher average interest rate of 7.3% in 1995 versus 5.6% in 1994.

     Income before provision for taxes increased $627,000 (3%) in 1995 over 1994 while net income increased $839,000 (6%) due to a lower effective tax rate in 1995 of 39.8% compared to 41.9% in 1994. Earnings per share increased 10%, from $1.55 in 1994 to $1.71 in 1995, primarily as a result of fewer outstanding shares.

FISCAL YEARS
1994 AND
1993
------------

     Rental revenues for 1994 increased $5,456,000 (13%) over 1993. Rentals from both modular and electronic equipment contributed to the increase in rental revenues, with 52% ($2,821,000) derived from modulars due in part to the requirements caused by the January 1994 earthquake in Northridge, California and 48% ($2,635,000) derived from electronics. Generally, rates on new leases in 1994 were higher than in 1993. Average utilization improved for both modular equipment, from 77.0% to 79.3%, and electronics equipment, from 52.3% to 56.0%, as compared to 1993.

     Rental related services increased $1,772,000 (23%) over 1993. The increase in rental related services resulted from significant requirements for site work on five projects (one earthquake related) of $1,063,000, coupled with increased shipments of modular equipment in part related to the Northridge earthquake. Gross margin for rental related services increased from 29% in 1993 to 34% in 1994.

     Sales and related services in 1994 increased $3,932,000, a 45% increase over 1993. During 1994, ten significant sales of rental equipment accounted for $4,653,000 (37%) of the sales volume. The largest sale for the year occurred to a school district in the amount of $1,183,000 and consisted of modular classrooms which had been on rent to the school district. Sales and related services from year to year have fluctuated depending on customer requirements. Gross margin on sales and related services increased from 28% in 1993 to 32% in 1994.

     Depreciation on rental equipment in 1994 increased $576,000, a 6% increase over 1993 due to the increase in rental equipment.

     Selling and administrative expenses increased $1,763,000, a 15% increase over 1993 primarily due to increased personnel costs which includes bonuses, additional support staff, modular repair and maintenance labor and temporary labor costs.

     Interest expense in 1994 increased $406,000, a 23% increase over 1993, as a result of an increase in the average interest rate from 4.5% in 1993 to 5.6% in 1994 while average borrowing levels remained approximately the same during 1994.

     Income before provision for income taxes increased 29% in 1994 over 1993 and represented 33% of the total revenues compared with 30% in 1993. Net income increased only 22% due to a higher effective tax rate of 41.9% in 1994 as compared to 38.6% in 1993.

LIQUIDITY
AND
CAPITAL
RESOURCES
---------

     The Company requires substantial capital in order to maintain an available inventory of relocatable modular offices and electronic test and measurement instruments necessary to satisfy customer requirements in a timely manner. In 1995, as in prior years, the primary use of cash was for the purchase of rental equipment. During the last three years, the growth of the rental inventory has been financed primarily by cash flow from operations and bank borrowings. During 1995, the Company demonstrated its strong cash flow by purchasing $17,252,000 of rental equipment, purchasing $6,340,000 of land improvements, furniture and equipment, repurchasing $7,374,000 of common stock, paying dividends of $3,768,000, and paying income taxes of $7,457,000, while increasing its debt by only $1,130,000 during the year.

     The Company believes that bank borrowings will continue to be a source of funds for the purchase of rental equipment. As the Company's assets have grown, it has been able to negotiate increases in the borrowing limit under its general bank line of credit to its current $50,000,000 limit consistent with its increased asset base. Although no assurance can be given, the Company believes it will continue to be able to negotiate higher limits on its general bank line of credit adequate to meet capital requirements not otherwise met by operational cash flows. Additionally, the Company guarantees a $1,000,000 line of credit for its majority owned subsidiary. The Company had a total liabilities to equity ratio of 1.04 to 1 and 1.03 to 1 as of December 31, 1995 and 1994, respectively. The debt (notes payable) to equity ratio was 0.43 to 1 at December 31, 1995 and 1994.

     During 1994, the Company repurchased 158,354 shares of its outstanding common stock for an aggregate purchase price of $2,533,000 (or an average price of $15.99 per share). During 1995, the Company repurchased 436,066 shares of its outstanding common stock for an aggregate purchase price of $7,374,000 (or an average price of $16.91 per share). These repurchases were made in the over-the-counter market (NASDAQ) and through privately negotiated, large block transactions.

      The Company believes that its needs for working capital and capital expenditures through 1996 and beyond will adequately be met by cash flow and bank borrowings.

IMPACT OF
INFLATION
---------

     Although the Company cannot precisely determine the effect of inflation, from time to time it has experienced increases in the cost of rental equipment, as well as operating and interest expenses. Because most of its rentals are relatively short term, the Company has generally been able to pass on such increased costs through increases in rental rates and selling prices.

PROPERTIES
----------

     The Company currently conducts its operations from five locations. Inventory centers, at which relocatable modular offices are displayed, refurbished and stored are located in San Lorenzo, California (San Francisco Bay Area), Mira Loma, California (Los Angeles Area), and Pasadena, Texas (Houston Area). These three branches conduct rental and sales operations from multi-unit, relocatable modular offices, serving as working models of the Company's product. Electronic test and measurement instrument rental and sales operations are conducted from the San Lorenzo facility and from the Rentelco facility in Richardson, Texas (Dallas Area). The Company's majority owned subsidiary, Enviroplex, Inc., manufactures portable classrooms from its facility in Stockton, California (San Francisco Bay Area).

     The Company has purchased land at three of the branch locations during the last few years; 137.7 acres in Livermore, California (San Francisco Bay
Area) in 1991, 50 acres in Pasadena, Texas (Houston Area) in 1992 and 78.5 acres in Mira Loma, California (Los Angeles Area) in 1993. These land purchases will allow the Company to consolidate its relocatable modular office storage lots and operations into one location in each of Northern California, Southern California and Texas. The Company has completed the Pasadena, Texas facility and anticipates completion of the development of the remaining land and the relocation of branch office operations during 1996 and 1997.

     The following table sets forth for each branch the acres leased, the acres owned, and the total acres at December 31, 1995.

FACILITIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                        Acres
                            -----------------------------
                            Leased      Owned       Total
                            ------      -----       -----
San Francisco Bay Area        23.2(1)   137.7(2)    160.9
Los Angeles Area               8.8       98.5(3)    107.3
Houston Area                     -       50.0(4)     50.0
Dallas Area(5)                   -          -           -
                            ------      -----       -----
                              32.0      286.2       318.2

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Footnotes
--------------------------------------------------------------------------------

1.  INCLUDES AN 8.9 ACRE PARCEL WITH A 74,000 SQUARE FOOT MANUFACTURING
    FACILITY.

2. 45 ACRES OF A 137.7 ACRE PARCEL HAVE BEEN DEVELOPED AND ARE BEING USED FOR STORAGE.

3.  80 ACRES ARE BEING USED FOR STORAGE.   THE ADDITIONAL 18.5 ACRES
DEDICATED TO OFFICE SPACE, MAINTENANCE SHOP AND STORAGE ARE SCHEDULED FOR COMPLETION IN MARCH 1996.

4.  34 ACRES ARE BEING USED.  THE REMAINING 16 ACRES WILL BE DEVELOPED FOR
STORAGE.

5.  LEASED OFFICE SPACE AND WAREHOUSE FACILITY OF APPROXIMATELY 6,611 SQUARE
FEET.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
------------------------------------------------------------------------------


To the Shareholders and Board of Directors of McGrath RentCorp:

     We have audited the accompanying consolidated balance sheets of McGrath RentCorp (a California corporation) and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McGrath RentCorp as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

San Francisco, California
February 16, 1996                                   ARTHUR ANDERSEN LLP



CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------------------

                      Year ended December 31,       1995            1994            1993
                                                 -----------     -----------     -----------
REVENUES
---------------------------------------------
Rental Operations:
  Rental                                         $46,062,913     $46,148,783     $40,693,085
  Rental Related Services                          9,371,098       9,445,843       7,673,707
                                                 -----------     -----------     -----------
                                                  55,434,011      55,594,626      48,366,792
Sales and Related Services                        15,838,800      12,700,114       8,768,313
                                                 -----------     -----------     -----------
      Total Revenues                              71,272,811      68,294,740      57,135,105
                                                 -----------     -----------     -----------

COSTS & EXPENSES
---------------------------------------------
Direct Costs of Rental Operations:
  Depreciation                                    11,538,628      11,017,574      10,441,180
  Rental Related Services                          5,543,173       6,279,402       5,447,563
  Other                                            4,190,313       4,471,245       4,294,031
                                                 -----------     -----------     -----------
                                                  21,272,114      21,768,221      20,182,774
Cost of Sales and Related Services                10,734,775       8,634,057       6,285,459
                                                 -----------     -----------     -----------
                                                  32,006,889      30,402,278      26,468,233
                                                 -----------     -----------     -----------
      Gross Margin                                39,265,922      37,892,462      30,666,872
Selling and Administrative                        13,429,083      13,346,728      11,583,900
                                                 -----------     -----------     -----------
      Income from Operations                      25,836,839      24,545,734      19,082,972
Interest                                           2,830,863       2,166,541       1,760,887
                                                 -----------     -----------     -----------
      Income Before Provision
        for Income Taxes                          23,005,976      22,379,193      17,322,085

Provision for Income Taxes                         9,162,831       9,375,172       6,684,880
                                                 -----------     -----------     -----------
Net Income                                       $13,843,145     $13,004,021     $10,637,205
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
Net Income Per Common and Common
   Equivalent Share                              $      1.71     $      1.55     $      1.27
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
Weighted Average Number of Common and
   Common Equivalent Shares Outstanding            8,084,247       8,415,270       8,407,990
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------

                                     Balance at December 31,             1995             1994
                                                                     ------------     ------------

ASSETS
------------------------------------------------------------
Cash                                                                 $    221,075     $  1,151,648
Accounts Receivable, less allowance for doubtful accounts
 of $605,000 in 1995 and $1,400,000 in 1994                            13,201,196       12,662,213

Rental Equipment, at cost:
  Relocatable Modular Offices                                         146,867,850      144,674,027
  Electronic Test Instruments                                          34,932,807       29,541,687
  Accessory Equipment                                                   3,755,754        3,627,776
                                                                     ------------     ------------
                                                                      185,556,411      177,843,490
  Less - Accumulated Depreciation                                     (57,948,456)     (50,599,702)
                                                                     ------------     ------------
                                                                      127,607,955      127,243,788

Land, at cost                                                          19,489,300       19,484,550
Land Improvements, Furniture and Equipment, at cost, less
  accumulated depreciation of $2,708,404 in 1995 and
 $2,348,664 in 1994                                                    12,713,095        7,276,411
Prepaid Expenses and Other Assets                                       1,897,700        2,103,913
                                                                     ------------     ------------

                                                                     $175,130,321     $169,922,523

--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------
Liabilities:
  Notes Payable                                                      $ 37,080,000     $ 35,950,000
  Accounts Payable and Accrued Liabilities                             11,701,417        9,603,107
  Deferred Income                                                       5,967,063        7,247,647
  Deferred Income Taxes                                                34,488,695       33,282,281
                                                                     ------------     ------------
    Total Liabilities                                                  89,237,175       86,083,035
                                                                     ------------     ------------
Shareholders' Equity:
  Common Stock, no par value -
    Authorized - 20,000,000 shares
    Outstanding - 7,769,813 shares in 1995
                  and 8,158,687 in 1994                                 8,913,311       15,999,633
  Retained Earnings                                                    76,979,835       67,839,855
                                                                     ------------     ------------
    Total Shareholders' Equity                                         85,893,146       83,839,488
                                                                     ------------     ------------
                                                                     $175,130,321     $169,922,523
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------

                                         Common Stock                              Total
                                         ------------             Retained      Shareholders'
                                    Shares         Amount         Earnings         Equity
                                  ---------     -----------     -----------     -------------
Balance, December 31, 1992        8,304,641     $18,445,346     $50,254,379     $68,699,725

 Net Income                               -               -      10,637,205      10,637,205
 Exercise of Stock Options            8,000          56,750               -          56,750
 Dividends Declared of
   $0.40 per share                        -               -      (3,322,656)     (3,322,656)
---------------------------------------------------------------------------------------------

Balance, December 31, 1993        8,312,641      18,502,096      57,568,928      76,071,024

---------------------------------------------------------------------------------------------

 Net Income                               -               -      13,004,021       13,004,021
 Repurchase of Common Stock        (158,354)     (2,532,591)              -       (2,532,591)
 Exercise of Stock Options            4,400          30,128               -           30,128
 Dividends Declared of
   $0.33 per share (Note 6)               -               -      (2,733,094)      (2,733,094)
---------------------------------------------------------------------------------------------

Balance, December 31, 1994        8,158,687      15,999,633      67,839,855       83,839,488

---------------------------------------------------------------------------------------------

  Net Income                              -              -       13,843,145       13,843,145
  Repurchase of Common Stock       (436,066)    (7,374,279)               -       (7,374,279)
  Common Stock Issued or
    Reserved Under Long-Term
    Stock Bonus Plan                  6,786        221,609                -          221,609
  Repurchase of Common Stock
    in Connection with the
    Exercise of Stock Options       (19,313)      (336,941)               -         (336,941)
  Exercise of Stock Options          59,719        403,289                -          403,289
  Dividends Declared of
    $0.59 per share (Note 6)              -              -       (4,703,165)      (4,703,165)
---------------------------------------------------------------------------------------------

Balance, December 31, 1995        7,769,813    $ 8,913,311      $76,979,835       $85,893,146

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------

Increase (Decrease) in cash
                      Year ended December 31,                 1995            1994           1993
                                                           -----------     -----------    -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                               $13,843,145     $13,004,021    $10,637,205
  Adjustments to Reconcile Net Income to Net Cash
    Provided by Operating Activities:
    Depreciation                                            12,441,786      11,443,965     10,915,984
    Gain on Sale of Rental Equipment                        (3,281,144)     (3,474,741)    (1,513,626)
    Change in:
      Accounts Receivable                                     (538,983)     (1,651,786)    (2,843,326)
      Prepaid Expenses and Other Assets                        206,213        (279,635)      (319,846)
      Accounts Payable and Accrued Liabilities               1,384,566       2,287,032      1,300,434
      Deferred Income                                       (1,280,584)        539,568       (814,717)
      Deferred Income Taxes                                  1,206,414       2,881,288      4,163,389
                                                           -----------     -----------    -----------
        Net Cash Provided by Operating Activities           23,981,413      24,749,712     21,525,497
                                                           -----------     -----------    -----------
CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of Rental Equipment                             (17,251,729)    (21,172,069)   (17,040,369)
  Purchase of Land                                              (4,750)              -     (9,695,966)
  Purchase of Land Improvements, Furniture
    and Equipment                                           (6,339,843)     (2,457,641)    (1,491,550)
  Proceeds from Sale of Rental Equipment                     8,630,079       9,816,458      4,363,198
                                                           -----------     -----------    -----------
        Net Cash Used in Investing Activities              (14,966,243)    (13,813,252)   (23,864,687)
                                                           -----------     -----------    -----------
CASH FLOW FROM FINANCING ACTIVITIES:
  Net Borrowings (Payments) Under Line of Credit             1,130,000      (4,150,000)     5,100,000
  Net Proceeds from the Exercise of Stock Options               66,348          30,128         56,750
  Repurchase of Common Stock                                (7,374,279)     (2,532,591)             -
  Payment of Dividends                                      (3,767,812)     (3,564,358)    (3,238,810)
                                                           -----------     -----------    -----------
        Net Cash Provided (Used) by Financing Activities    (9,945,743)    (10,216,821)     1,917,940
                                                           -----------     -----------    -----------
        Net Increase (Decrease) in Cash                       (930,573)       (719,639)      (421,250)
Cash Balance, Beginning of Period                            1,151,648         432,009        853,259
                                                           -----------     -----------    -----------
Cash Balance, End of Period                                $   221,075     $ 1,151,648    $   432,009
                                                           -----------     -----------    -----------
                                                           -----------     -----------    -----------

Interest Paid During the Period                            $ 2,835,280     $ 2,138,725    $ 1,742,028
                                                           -----------     -----------    -----------
                                                           -----------     -----------    -----------
Income Taxes Paid During the Period                        $ 7,456,575     $ 6,537,003    $ 2,459,942
                                                           -----------     -----------    -----------
                                                           -----------     -----------    -----------
Dividends Declared but not yet Paid                        $   935,353     $         -    $   831,264
                                                           -----------     -----------    -----------
                                                           -----------     -----------    -----------
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND BUSINESS

     McGrath RentCorp (the "Company"), also doing business as "Mobile Modular Management Corporation" and "Rentelco", is engaged in the business of renting and selling relocatable modular offices and electronic test and measurement instruments with related accessories primarily in California and Texas. Although the Company's primary emphasis is on rentals, both modulars and
instruments are also sold to direct-use customers.   The rental of
relocatable modular offices to school districts for use as portable classrooms, restroom buildings and administrative offices for kindergarten through grade twelve (K-12) accounted for approximately 34% in 1995 and 38% in 1994 and 1993 of the Company's modular rental revenues.

     In January 1995, McGrath RentCorp converted a $300,000 note receivable to a 73.2% ownership interest in Enviroplex, Inc. Enviroplex, Inc. manufactures portable classrooms built to the requirements of the California Division of the State Architect ("DSA") and sells primarily to school districts. During 1995, Enviroplex sales were $4,867,064 which included $92,388 of sales to the Company.

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its majority owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

RENTAL, RENTAL RELATED SERVICES AND SALES AND RELATED SERVICES REVENUE

     Rental revenue is recognized under the "operating method" of accounting for the majority of leases. Revenue is recognized on a straight-line basis in those cases where equipment is leased with uneven payment terms. Rental billings for more than one month are recorded as deferred income and recognized as rental revenue when earned.

     Rental related services revenue is primarily associated with relocatable modular office leases and consists of billings to customers for delivery, installation, modifications, skirting, additional site related work, return delivery and dismantle. These services are recognized in the period the services are performed and accepted.

     Sales and related services revenue is recognized upon delivery and acceptance of the equipment by the customer.

SALES TYPE LEASES

     Certain leases meeting the requirements of Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases", are accounted for as sales type leases. For these leases, sales revenue and the related accounts receivable are recognized upon execution of the leases and unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment (See Note 3).

DEPRECIATION AND MAINTENANCE

     Rental equipment, land improvements, furniture and equipment are depreciated on a straight-line basis for financial reporting purposes and on an accelerated basis for income tax purposes. The costs of major refurbishment of relocatable modular offices are capitalized to the extent the refurbishment significantly improves the quality and adds value to the equipment. Land improvements consist of development costs incurred to build storage and maintenance facilities at each of the relocatable modular branch offices. The following estimated useful lives and residual values are used for financial reporting purposes:


       Rental equipment:
         Relocatable modular offices     18 years, 18% residual value
         Electronic test instruments     5 to 8 years, no residual value
         Accessory equipment             7 to 18 years, 0% to 18% residual value
       Land improvements, furniture
        and equipment                    3 to 50 years, no residual value

     Maintenance and repairs are expensed as incurred.

WARRANTY SERVICE COSTS

     Sales of new relocatable modular offices, electronic test equipment and related accessories are typically covered by warranties provided by the manufacturer of the products sold. The Company provides limited 90-day warranties for certain sales of used rental equipment. Although the Company's policy is to provide reserves for warranties when required for specific circumstances, the Company has not found it necessary to establish such reserves to date.

INCOME TAXES

     Provision has been made for deferred income taxes based upon the amount of taxes payable in future years, after considering changes in tax rates and other statutory provisions that will be in effect in those years (See Note 5).

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company believes that its financial instruments (cash and notes payable) carrying amounts approximate fair value.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining reported amounts of assets, liabilities, revenues and expenses.

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

     Net income per common and common equivalent share is computed by dividing net income by the weighted average number of shares of common stock and dilutive common equivalent shares outstanding during each period. Common stock equivalents result from dilutive stock options computed using the treasury stock method. The difference between primary and fully diluted earnings per share was not significant in any period presented.


NOTE 3 -  SALES TYPE LEASE RECEIVABLES

     The Company has entered into several sales type leases. The minimum lease payments receivable and the net investment included in accounts receivable for such leases at December 31, 1995 and 1994 are as follows:


       ---------------------------------------------------------------
                                                1995          1994
                                           ------------  -------------
       Gross minimum lease receivable      $ 4,127,199    $ 4,226,079
       Less - Unearned interest               (875,735)      (919,602)
                                           -----------    -----------
       Net investment in sales
         type lease receivables            $ 3,251,464    $ 3,306,477
       ---------------------------------------------------------------
       ---------------------------------------------------------------



The future minimum lease payments as of December 31, 1995 are as follows:



                    ------------------------------------------
                    Year ended December 31,
                    1996                           $ 2,222,428
                    1997                             1,003,370
                    1998                               574,971
                    1999                               223,664
                    2000                                67,805
                    2001 and thereafter                 34,961
                                                  ------------
                                                   $ 4,127,199
                    ------------------------------------------
                    ------------------------------------------



NOTE 4 - NOTES PAYABLE

     The Company's unsecured line of credit agreement (the "Agreement") with its banks expires June 30, 1996 and permits it to borrow up to $50,000,000 of which $37,075,000 was outstanding as of December 31, 1995. The Agreement requires the Company to pay interest at prime or, at the Company's election, other rate options available under the Agreement. In addition, the Company pays a commitment fee on the daily average unused portion of the available line. Among other restrictions, the Agreement requires (i) the Company to maintain shareholders' equity of not less than $68,752,000 plus 50% of all net income generated subsequent to December 31, 1993 plus 90% of any new stock issuance proceeds (restricted equity at December 31, 1995 is $82,176,000), (ii) a debt-to-equity ratio (excluding deferred income taxes) of not more than 3 to 1, (iii) interest coverage (income from operations compared to interest expense) of not less than 2 to 1 and (iv) no payment of cash dividends in excess of 50% of one year's earnings without the bank's consent. If the Company does not amend or renegotiate the present Agreement for an additional time period prior to its expiration date, the principal amount outstanding at that time will be converted to a five-year term loan with principal due and payable in twenty (20) consecutive quarterly installments. Additionally, the Company guarantees a $1,000,000 line of credit at the prime rate for its majority owned subsidiary of which $5,000 was outstanding as of December 31, 1995.

     The following information relates to the lines of credit for each of the following periods:


      -----------------------------------------------------------------------
      Year ended December 31,                        1995            1994
                                                -------------   -------------
      Maximum amount outstanding                $ 41,035,000    $ 40,100,000
      Average amount outstanding                $ 36,838,000    $ 36,340,000
      Weighted average interest rate                    7.33%           5.59%
      Effective interest rate at end of period          7.04%           7.20%
      Prime interest rate at end of period              8.50%           8.50%
      -----------------------------------------------------------------------
      -----------------------------------------------------------------------


NOTE 5 - INCOME TAXES

     The provision for income taxes is comprised of the following:


                               Current             Deferred             Total
                             ------------        ------------        ------------
    Year ended December 31,
    1995:
         FEDERAL            $  6,785,118        $  1,177,522        $  7,962,640
         STATE                 1,171,299              28,892           1,200,191
                            ------------        ------------        ------------
                            $  7,956,417        $  1,206,414        $  9,162,831
                            ------------        ------------        ------------
                            ------------        ------------        ------------
    1994:
         Federal             $ 5,500,987        $  2,795,237        $  8,296,224
         State                   992,897              86,051           1,078,948
                            ------------        ------------        ------------
                            $  6,493,884        $  2,881,288        $  9,375,172
                            ------------        ------------        ------------
                            ------------        ------------        ------------
    1993:
         Federal            $  1,910,248        $  3,542,288        $  5,452,536
         State                   611,243             621,101           1,232,344
                            ------------        ------------        ------------
                            $  2,521,491        $  4,163,389        $  6,684,880

     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------


     The components of the deferred provision are as follows:



        Year ended December 31,                   1995            1994           1993
                                              -----------     ------------   ------------
        Excess of tax over book depreciation  $ 1,281,460      $ 2,349,543    $ 2,849,600
        Alternative minimum credit carryover      131,690        1,186,803      1,123,718
        State income taxes                         (8,191)        (346,340)      (212,734)
        Nondeductible accruals                    (48,396)        (191,649)       (69,930)
        Revenue deferred for financial
          reporting purposes                      264,532          (86,449)       251,060
        Other, net                               (414,681)         (30,620)       221,675
                                              -----------     ------------   ------------
                                              $ 1,206,414      $ 2,881,288    $ 4,163,389

        ---------------------------------------------------------------------------------
        ---------------------------------------------------------------------------------



     The reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:


         Year ended December 31,              1995          1994         1993
                                            --------      --------     -------
         Federal statutory rate               35.00%        35.00%      34.00%
         State taxes, net of federal
          income tax benefit                   3.41          4.33        4.70
         Other                                 1.42          2.56       (0.11)
                                            --------      --------     -------
                                              39.83%        41.89%      38.59%

         ---------------------------------------------------------------------
         ---------------------------------------------------------------------



     The following table shows the tax effect of the Company's cumulative temporary differences included in deferred income taxes on the Company's Balance Sheets as of December 31, 1995 and 1994:



         Year ended December 31,                      1995                1994
                                                 ------------         -------------
         Excess of tax over book depreciation    $ 40,644,594         $ 39,363,134
         State income taxes                        (2,421,043)          (2,412,852)
         Nondeductible accruals                    (1,040,426)            (992,030)
         Revenue deferred for financial
          reporting purposes                       (2,272,315)          (2,536,847)
         Other, net                                  (422,115)            (139,124)
                                                 ------------         -------------
                                                 $ 34,488,695         $ 33,282,281

         --------------------------------------------------------------------------
         --------------------------------------------------------------------------


NOTE 6 - COMMON STOCK AND STOCK OPTIONS

     In 1985, the Company established an Employee Stock Ownership Plan, as amended. Under the terms of the plan, the Company makes annual contributions in the form of cash or common stock of the Company to a trust for the benefit of eligible employees. The amount of the contribution is determined annually by the Board of Directors. A contribution of $550,000 was approved for 1995 and 1994 and $525,000 for 1993.

     The Company adopted a 1987 Incentive Stock Option Plan (the "1987 Plan"), effective December 14, 1987, under which options to purchase common stock may be granted to officers and key employees of the Company. The plan provides for the award of options at a price not less than the fair market value of the stock as determined by the Board of Directors on the date the options are granted. Under the 1987 Plan, options have been granted with an exercise price of $6.125 and $13.875 per share. The options become exercisable over the term of the related option agreements. Option activity and options exercisable for the three years ended December 31, 1995, 1994 and 1993 were as follows:


     -------------------------------------------------------------------------

                                              1995        1994        1993
                                            --------     --------    --------
     Options outstanding at January 1        322,292      326,692     339,382
     Options granted during the year            -            -           -
     Options exercised during the year       (59,719)      (4,400)     (8,000)
     Options terminated during the year       (6,150)        -         (4,690)
     -------------------------------------------------------------------------

     Options outstanding at December 31      256,423      322,292     326,692
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Options exercisable at December 31      163,328      186,827     153,717
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------




     As of December 31, 1995, 664,840 options remain available for future grant under the 1987 Plan.

     In 1991, the Board of Directors adopted a Long-Term Stock Bonus Plan (the "LTB Plan") under which 200,000 shares of common stock are reserved for grant to officers and other key employees. The stock bonuses granted under the LTB Plan are evidenced by written Stock Bonus Agreements covering specified performance periods. The LTB Plan provides for the grant of stock bonuses upon achievement of certain levels of return on equity during a specified period. Stock bonuses earned under the LTB Plan vest over 5 years from the grant date contingent on the employee's continued employment with the Company. As of December 31, 1995, 37,041 shares of common stock have been granted, of which 24,242 shares of common stock are vested. Future grants of 36,798 shares of common stock are authorized by the Board of Directors to be issued under the LTB Plan in the event the Company reaches the highest level of achievement. Compensation expense for 1995, 1994 and 1993 under these plans was $76,318, $53,726 and $31,742, respectively, and is based on a combination of the anticipated shares to be granted, the amount of vested shares previously issued and fluctuations in market price of the Company's common stock.

     The Board of Directors has authorized the repurchase of shares of the Company's outstanding common stock. These purchases are to be made in the over-the-counter market and/or through large block transactions at such repurchase price as the officers shall deem appropriate and desirable on behalf of the Company. All shares repurchased by the Company are to be canceled and returned to the status of authorized but unissued shares of common stock. In 1994, the Company repurchased 158,354 shares of common stock for an aggregate repurchase price of $2,532,591 or an average price of $15.99 per share. In 1995, the Company repurchased 436,066 shares of common stock for an aggregate repurchase price of $7,374,279 or an average price of $16.91 per share. As of December 31, 1995, 495,000 shares remain authorized for repurchase.

     In January 1995, the Board of Directors declared a quarterly dividend on its common stock of $0.11 per share related to fourth quarter 1994. The dividend was paid on January 31, 1995.

SHAREHOLDER MATTERS
-------------------------------------------------------------------------
-------------------------------------------------------------------------

STOCK ACTIVITY
-------------------------------------------------------------------------

     The Company's common stock is traded in the NASDAQ National Market System under the symbol "MGRC". The range of reported high and low bid quotations for each quarter in 1994 and 1995, according to the automated quotation system of the NASDAQ, was as follows:


---------------------------------------------
1994               High Bid       Low Bid
---------------------------------------------
First Quarter     $ 17 3/4         $ 14 1/4
Second Quarter      17 1/4           15
Third Quarter       17               15
Fourth Quarter      17 1/4           15 1/4
---------------------------------------------

1995               High Bid         Low Bid
---------------------------------------------
First Quarter       17               14 1/2
Second Quarter      17 1/2           15 1/4
Third Quarter       19               16 1/2
Fourth Quarter      19 1/2           17 1/2
---------------------------------------------


     Such over-the-counter market quotations reflect inter-dealer prices, without retail markup, markdown, or commission, and may not necessarily represent actual transactions.


NUMBER OF SHAREHOLDERS
-------------------------------------------------------------------------

     On February 28, 1996, the Company's Common Stock was held by approximately 142 shareholders of record, which does not include shareholders whose shares are held in street or nominee name. The Company believes that when holders in street or nominee name are added, the number of holders of the Company's Common Stock exceeds 500.

DIVIDEND POLICY
-------------------------------------------------------------------------

     The Company has declared a quarterly dividend on its common stock every quarter since 1990. (See Consolidated Quarterly (Unaudited) and Five Year Selected Financial Data on page 7). Subject to its continued profitability and favorable cash flow, the Company intends to continue the payment of quarterly dividends. The Company has agreed with its lending banks that it will not pay dividends or make other distributions to shareholders in excess of 50% of its net income in any year. The Company's current dividend policy is in compliance with this restriction.

STOCK TRANSFER AGENT
-------------------------------------------------------------------------

U.S. Stock Transfer
     1745 Gardena Avenue - Second Floor
     Glendale, CA 91204
     (818) 502-1404


AUDITORS
-------------------------------------------------------------------------

Arthur Andersen LLP
     Spear Street Tower
     One Market Plaza
     San Francisco, CA 94105


GENERAL COUNSEL
-------------------------------------------------------------------------

Christopher Ream, Esq.
     1717 Embarcadero Road
     Palo Alto, CA 94303


ANNUAL MEETING
-------------------------------------------------------------------------

     The Annual Meeting of the Shareholders of McGrath RentCorp will be held at 2:00 p.m. on Thursday, June 13, 1996 at our San Lorenzo Corporate Office.


MCGRATH RENTCORP
-------------------------------------------------------------------------
-------------------------------------------------------------------------

OFFICERS
-------------------------------------------------------------------------

Robert P. McGrath
     Chairman of the Board
     and Chief Executive Officer
Dennis C. Kakures
     President and Chief Operating Officer
Delight Saxton
     Vice-President of Administration,
     Chief Financial Officer and Secretary
Thomas J. Sauer
     Vice-President and Treasurer


DIRECTORS
-------------------------------------------------------------------------

Bryant J. Brooks
     Independent Financial Consultant
Joan M. McGrath
     McGrath RentCorp
Robert P. McGrath
     Chairman of the Board
     and Chief Executive Officer
     McGrath RentCorp
Delight Saxton
     Vice-President of Administration,
     Chief Financial Officer and Secretary
     McGrath RentCorp
Ronald H. Zech
     President and Chief Executive Officer
     GATX Corporation

SPECIAL CONSULTANT
TO THE BOARD OF DIRECTORS
-------------------------------------------------------------------------

Claude N. Rosenberg, Jr.
     Senior Partner
     Rosenberg Capital Management
     Chairman, RREEF Corporation


OFFICES
-------------------------------------------------------------------------

San Francisco (Corporate Office)
     Modular and Electronic Inventory Centers
     2500 Grant Avenue
     San Lorenzo, CA 94580
     (510) 276-2626
     Modular Manager - Scott Alexander
     Electronic Manager - Nanci Clifton


Los Angeles
     Modular Inventory Center
     11450 Mission Boulevard
     Mira Loma, CA 91752
     (909) 360-6600
     Modular Manager - Tom Sanders


Houston
     Modular Inventory Center
     4445 East Sam Houston Parkway South
     Pasadena, TX 77505
     (713) 487-9222
     Modular Manager - Doylton Davis


Dallas
     Rentelco - Electronic Inventory Center
     1901 North Glenville Drive
     Richardson, TX 75081
     (214) 234-2422
     Electronic Manager - Bill Chapman


Enviroplex, Inc. (Majority Owned Subsidiary)
     Manufacturer of Classrooms
     4777 E. Carpenter Road
     Stockton, CA 95215
     (209) 466-8000
     President - Joe Sublett

P.S.  "HERE ARE OUR GREAT PEOPLE!"
-------------------------------------------------------------------------------



JOANNE ACEVES             MICHAEL COOPER          ROBERT HERRERA                SHARON MORRISON        SUSAN ROSEBERRY
MARK ACEVES               ISMAEL CORONA           FREDRICK HOWE                 SANTOS MORROW          TIM SALKEN
ROBERTO AGUILAR           JENNIFER COUCH          CATHERINE HUNT                MICHAEL MOSS           ALFONSO SANCHEZ
SCOTT ALEXANDER           STEVEN COWLES           JILL IAMESI                   TONY MOTON             SARA SANCHEZ
NORMA ALLEN               KEVIN COX               NANCY ISRAELS                 MARK MURRELL           MARTIN SANDE
DAVID ALVAREZ             MARIA CRAIG             JESSICA JALLORINA             DANIEL NAVA            JERI SANDERS
CARL ANDERS               DANA CRAMER             EVARARDO JARAMILLO            TIMOTHY NEEL           TOM SANDERS
MAX ANDREWS               RANDY CROOKS            BRIAN JENSEN                  BOB NICHOLSON          TOM SAUER
ARTHUR ARREDONDO          RHONDA CROUSE           RONALD JENSEN                 SALLY NUNES            DELIGHT SAXTON
DEBORAH ATHERTON          DONALD CURTIS           BEVERLY JOHNSON               ELADIO OLVERA          WILLIAM SEABROOK
JOSE AVALOS-CALZADA       GRACE DAQUINAG          LINDA JONES                   MICHAEL ORONA          KEVIN SEYMOUR
JOSE AVALOS-GAMEZ         DOYLTON DAVIS           CHAD JORGENSEN                JUAN OROZCO            JOHN SKENESKY
SUZANNE AZEVEDO           JUANITA DEFOREST        DIANA KAKOS                   RAFAEL ORTIZ           JAVIER SOLIS
RICARDO AVILA             DAVID DELEON            DENNIS KAKURES                DELORISE OWENS         ALVARO SOSA
JACKIE BANKS              MATTHEW DERRING         LYDIA KATEN                   BARRY OXENRIDER        KEN SPINK
JOHN BARNETT              ED DIAZ                 THERESA KERR                  IVETTE PACHECO         JASON STAYSA
RICARDO BARRON            ALLEN DIXON             JOYCE KETRON                  JAMES PALTJON          STACI STREETER
DONALD BEEBE              MICHAEL DOWD            MATTHEW KILLINGSWORTH         TONI PANIAGUA          JOE SUBLETT
SABRINA BEER              JAMES DUNN              CYNTHIA LAWIN                 JOE PASSANISI          PHILLIP SUBLETT
ROBERT BENNETT            ROBERT ESQUIVEL         MATTHEW LAZARZ                EMILIANO PATINO        RITA SUBLETT
KAREN BICKERSTAFF         LUIS ESTRADA            LAURIE LEAHY                  JOSE PATINO            DAVID THOMPSON
BRANDI BOATRIGHT          IONATONA FAAULI         JAIME LEON                    DEBBIE PEEBLES         BONNY THROWER
JOHN BOEHM                JAIME FABIAN            ROGELIO LEON                  DONNA PEGUERO          CARMELO TORRES
JEFFREY BOOGAARD          MIGUEL FAVIAN           WILLIAM LIGHTFOOT             ALFREDO PENAFOLOR      GENARO TORRES
JERRY BRANCH              LYNNETTE FLANAGAN       MOISES LLANOS                 GLORIA PEREZ           MATILDE TORREZ
MIKE BREMERTHON           DAVID FLIN              RUDY LOPEZ                    TIMOTHY PETRIN         TAMMY TRICKEL
DINA BROWN                DAVID FRUECHTING        ROSEMARY MACEDO               RICHARD PINEDA         BRETT TURLEY
RICHARD BROWN             VICTOR GAMEZ            MARIA MACIAS                  STEVEN PINGEL          LAURA UHE
MARIO BUENROSTRO          FRANCISCO GARCIA        SERGIO MAGANA-GUTIERREZ       ANNETTE POWELL         KRISSY VANTREASE
DIANA BURTON              JULIAN GARCIA           JOSE MALDONADO                CONRADO PULGO          DAVID VANZANDT
ROSEMARY CAMPOS           STEVEN GARNER           KIM MANTEUFEL                 SHARON QURAISHI        JIM VARIAN
ERNESTINA CANTU           JUAN GARZA              TOMMY MARTINEZ                BRENDA RALSTON         JORGE VASQUEZ
AIDA CARMONA              MICHAEL GASTON          JOSEPH MASSAH                 GILBERT RAMIREZ        ISIDORE VIGIL
JON CARR                  DENNIS GEORGE           MARTIN MAYERS                 RICARDO RAMIREZ        EDUARDO VILLEGAS
URBANO CARRILLO           LUCIUS GETWOOD          PAMELA MCGINTY                RALPH RAMON            SANDY WAGGONER
LYNN CATLEY               GARY GIBSON             JOAN MCGRATH                  CARLEEN RANTZOW        KARLA WALKER
MANUEL CEBREROS           ROBERT GONZALES         ROBERT MCGRATH                RYAN RANTZOW           DENNIS WHEELAND
CLAUDIA CELOTTI           ROGELIO GRANADOS        JACKIE MCKENZIE               JACK RAY               KIMBERLY WHITE
RAMON CERDA               CYNTHIA GRAVES          EFREN MEDINA                  ENRIQUE RECIO          TIFFANY WHITE
JUAN CERNA-VERDUSCO       VENA GROSS              RICHARD MEDINA                DONALD REED            PATSY WILLIAMS
BENITO CERVANTES          JANICE GUERRERO         CATE MESMER                   GUSTAVO REYES          CRAIG WILSON
WILLIAM CHAPMAN           JAVIER GUZMAN           DORIE METTLER                 KRISTY REYES           FRANCES WILSON
JAIME CHAVEZ              JIM HALL                ANTONIO MEZA-ARMENDARIS       PABLO REYES            VANESSA WILSON
EDUARDO CHIN-HERNANDEZ    BETH HAMILTON           MICHAEL MISEMER               RAMIRO RIVAS           BRADLEY WOON
LAURA CISSELL             ALBERT HAMMONS          LUCIANO MONTES-ARIZMENDIZ     SERGIO RIVAS           ANTHONY WREN
NANCI CLIFTON             LORI HANRAHAN           JAMES MONTOYA                 CHRISTINA RIZZO        BILL YANDELL
CHRIS CONARD              DANA HANSON             BONNIE MOODY                  CHERIE RODERICK        DEBRA YOCUM
URIEL CONTRERAS           JOHN HARTUNG            DARREN MOORE                  LEO RODRIGUEZ          FRANK ZARATE
ROBERT COOK               HUGO HERNANDEZ          CLAUDIO MORENO                NASARIO RODRIGUEZ
JEFFREY COOPER            JAIME HERNANDEZ         JEANNE MORFORD                GUSTAVO ROSALES
                          SANTIAGO HERNANDEZ                                    JESUS ROSALES



               OUR CREDO

I will, as a team member of McGrath,
embrace our customers' needs,
and deliver exemplary service to earn
customer loyalty.

I will do this by:

- focusing on doing things right the first time,
- providing the utmost attention to detail, and
- always doing what I say I am going to do, with integrity.

CUSTOMER SATISFACTION IS MY JOB!

2500 Grant Avenue
San Lorenzo, CA 94580
(510) 276-2626


[LOGO]