Form 10-K405, Exhibit 13
period 1996-12-31
MCGRATH RENTCORP
filed 1997-03-31
CIK 752714

                                                                            1996
                                                                           -----

                                                                          ANNUAL
                                                                          REPORT

                                                                McGRATH RENTCORP
                                                    ----------------------------

THE CORPORATION
----------------------------------------------------

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

CONSOLIDATED FINANCIAL HIGHLIGHTS
----------------------------------------------------

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                      Operations Data:
------------------------------------------------------------

                                                                                     Percent
                  Year ended December 31,                       1996      1995        Change
------------------------------------------------------------  --------  --------     --------

Rental Revenues                                               $ 48,986  $ 46,063          6%
Sales and Related Services Revenues                             30,175    15,839         91
Total Revenues                                                  89,005    71,273         25
Net Income                                                      15,522    13,843         12
Net Income Per Share                                              2.03      1.71         19
Cash Dividends Per Share                                          0.56      0.48(1)      17

Balance Sheet Data (YEAR-END):
------------------------------------------------------------
Rental Equipment, net                                         $137,292  $127,608          8%
Total Assets                                                   200,035   175,130         14
Notes Payable                                                   53,850    37,080         45
Shareholders' Equity                                            88,808    85,893          3

--------------------------------------------------------------------------------

Footnote
-------------------------------------------------------------------------------

1. DIVIDEND OF $0.11 PER SHARE DECLARED IN JANUARY 1995 IS EXCLUDED FROM THE 1995 AMOUNT.

A Message
To Our
Shareholders

First, we would like to recall our business strategy, as we have discussed in previous reports, and then tell you how that strategy paid off this year when the "gods of class size reduction" smiled down on us.

   Last year we stated that our business strategy for modulars calls for creating facility capabilities that our competitors cannot duplicate. This would enable us to quickly and efficiently modify buildings to meet our customers' needs. Our goal was to be more responsive at less expense. This efficiency and responsiveness would be enhanced by our computer based relational database programs that control our internal operations.

   We further stated that executing these operational plans required dedication, a willingness to embrace change and painstaking work. Shareholders like to hear about pizzazz and we are serving up bricks, mortar and computers. However, we continue to emphasize that our long-term success lies in our ability to provide a better service to our customers with our per transaction cost less than that of our competitors.

   This strategy is starting to show results. We have moved into our new and more efficient Houston and Southern California facilities and we will be in our new Northern California facility by August.

   In 1996 the governor of California introduced a plan to increase the educational benefits California public school students were receiving by reducing the class size from approximately 30 students to 20 students. This was started and funded for the lower grades. The program provided a great incentive to the school districts to rapidly implement the program which meant more classrooms and more teachers.

   The Company had to move rapidly as well. Because of our ongoing commitment to our business strategy mentioned above, we were in a position to respond quickly and efficiently to bring our classroom inventory into readiness and move these buildings into the school system.

   Enviroplex, a manufacturer of DSA portable classrooms, which is 73% owned by the Company, received a similar rush of orders. For Enviroplex the big benefit is that it can remain at full production even during the normal slack months.

   Where does this class size reduction program go from here? We feel the future looks positive since there is such a groundswell of support which we feel will manifest itself in the required funding to move this program into the other grades. There is great political pressure to make this happen. On the other hand, there are no guarantees and much of future funding depends upon the economic health (and therefore tax revenues) of the State. Further, with demand outstripping supply, there are new players who are becoming classroom manufacturers. At some point, there may well be over capacity with the resultant pricing pressures. We welcome the challenges.

   The initial results of class size reduction show up in our 1996 results. Please note that most of the classrooms going out on rent were not shipped until late in the year. This means that the costs of putting those units out on rent occurred in 1996 but most of the rental stream will occur in future years.

   The improving economic climate in California has been good for the commercial end of our modular business and we look for continued improvement.

   If class size reduction had not been so important, this letter to shareholders would undoubtedly have placed more emphasis on our electronic instrument rental groups. Both our general purpose group and telecommunications group had an excellent year. We want to acknowledge our people in electronics who made this possible. Part of this success can be attributed to a program to keep calibrated equipment on the shelf and ready to ship rather than calibrating after the order is placed. We also feel we have improved systems for selecting and ordering new equipment. We are pleased to report that both groups set a record for new rental bookings for each quarter of 1996 compared to the similar quarter of 1995.

   We are pleased that total revenues for 1996 increased 25% over 1995 to $89,005,000; net income increased 12% to $15,522,000; and net income per share increased 19% to $2.03 per share. Once again this was the best year in our history.

   Cash flow continues strong. Rental assets increased by $16,156,000; improvements increased by $7,527,000; dividends paid were $4,084,000; and stock repurchased was $8,779,000; while our debt increased by only $16,770,000.

   We will work hard to make 1997 another record year. Thank you for your confidence.

Sincerely,

       /s/ ROBERT P. MCGRATH                /s/ DENNIS C. KAKURES
         Robert P. McGrath                    Dennis C. Kakures
   Chairman and Chief Executive         President and Chief Operating
              Officer                              Officer

   P.S. This is Dennis Kakures' second year as president. He's doing great. His bold thinking on class size reduction and positioning us to take advantage of those challenges have really paid off. Thank you Dennis.

                                                                 RPM
Robert P. McGrath
[PHOTO]
Dennis C. Kakures
[PHOTO]

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

Product Highlights
--------------------------------------------------------------------------------
(DOLLAR AMOUNTS IN THOUSANDS)

        Year ended December 31,             1996       1995       1994       1993       1992
                                          ---------  ---------  ---------  ---------  ---------
RELOCATABLE MODULAR OFFICES
-----------------------------------------------------------------------------------------------
  Rental Operations:
    Rental                                $  31,931  $  31,577  $  33,386  $  30,565  $  31,103
    Rental Related Services                   9,525      9,103      9,181      7,429      6,755
                                          ---------  ---------  ---------  ---------  ---------
                                             41,456     40,680     42,567     37,994     37,858
  Sales and Related Services                 14,359      6,572      9,039      6,153      5,799
                                          ---------  ---------  ---------  ---------  ---------
    Total Revenues                        $  55,815  $  47,252  $  51,606  $  44,147  $  43,657
                                          ---------  ---------  ---------  ---------  ---------
  Percentage of Total Revenues                62.7%      66.3%      75.6%      77.3%      80.0%
                                          ---------  ---------  ---------  ---------  ---------
  Original Cost (YEAR-END)                $ 158,377  $ 150,389  $ 148,111  $ 140,100  $ 133,546
                                          ---------  ---------  ---------  ---------  ---------
  Net Book Value (YEAR-END)               $ 110,014  $ 106,266  $ 109,392  $ 106,827  $ 106,024
                                          ---------  ---------  ---------  ---------  ---------
  Average Utilization Rate (1)                72.1%      73.9%      79.3%      77.0%      78.8%
                                          ---------  ---------  ---------  ---------  ---------
ELECTRONIC TEST AND MEASUREMENT INSTRUMENTS
-----------------------------------------------------------------------------------------------
  Rental Operations:
    Rental                                $  17,055  $  14,486  $  12,763  $  10,128  $   7,654
    Rental Related Services                     319        268        265        245        189
                                          ---------  ---------  ---------  ---------  ---------
                                             17,374     14,754     13,028     10,373      7,843
  Sales and Related Services                  5,610      4,492      3,661      2,615      3,072
                                          ---------  ---------  ---------  ---------  ---------
    Total Revenues                        $  22,984  $  19,246  $  16,689  $  12,988  $  10,915
                                          ---------  ---------  ---------  ---------  ---------
  Percentage of Total Revenues                25.8%      27.0%      24.4%      22.7%      20.0%
                                          ---------  ---------  ---------  ---------  ---------
  Original Cost (YEAR-END)                $  43,335  $  35,168  $  29,732  $  26,825  $  21,325
                                          ---------  ---------  ---------  ---------  ---------
  Net Book Value (YEAR-END)               $  27,279  $  21,342  $  17,852  $  16,604  $  13,657
                                          ---------  ---------  ---------  ---------  ---------
  Average Utilization Rate (1)                54.9%      55.2%      56.0%      52.3%      46.7%
                                          ---------  ---------  ---------  ---------  ---------
ENVIROPLEX, INC. (MAJORITY OWNED SUBSIDIARY)
-----------------------------------------------------------------------------------------------
  Sales and Related Services              $  10,206  $   4,775  $  --      $  --      $  --
                                          ---------  ---------  ---------  ---------  ---------
    Total Revenues                        $  10,206  $   4,775  $  --      $  --      $  --
                                          ---------  ---------  ---------  ---------  ---------
  Percentage of Total Revenues                11.5%       6.7%     --         --         --

TOTAL COMPANY REVENUES                    $  89,005  $  71,273  $  68,295  $  57,135  $  54,572
----------------------------------------
-----------------------------------------------------------------------------------------------

Footnote
-------------------------------------------------------------------------------

1. UTILIZATION IS CALCULATED AS OF THE END OF EACH MONTH BY DIVIDING THE ORIGINAL COST OF EQUIPMENT ON RENT BY THE TOTAL ORIGINAL COST OF ALL EQUIPMENT IN THE RENTAL INVENTORY; AND THE FIGURES SHOWN ARE THE AVERAGE OF SUCH MONTHLY FIGURES FOR EACH YEAR.

   The Company has 314 employees. The operational compatibility between the two rental product lines results in the efficient use of overhead.

   No single customer of any product line has accounted for more than 10% of the Company's total revenues generated in any given year. Our business is not seasonal, except for the rental and sale of classrooms, which is heaviest in the several months prior to the opening of school each fall.

   We are a company with a marketing sense throughout. We are constantly searching for ways both to streamline our service and to raise the quality of each relocatable office or instrument we rent or sell. We are not only renting products, we are selling an old-fashioned idea: Paying attention to our customers pays off.

OUR
PRODUCTS
--------

Relocatable Modular Offices
------------------------------------------------------------------------

Relocatable modular offices are designed for use as temporary office space and may be moved from one location to another. Offices vary from simple single-unit construction site offices to attractive multi-module facilities, complete with wood exteriors and mansard roofs. The rental fleet includes a full range of styles and sizes. We consider our relocatable offices to be among the most attractive and well designed available. The units are constructed with wood siding which are sturdily built and physically capable of a useful life often exceeding 18 years. Units are provided with installed heat, air conditioning, lighting, electricity and floor covering, and may have customized interiors including partitioning, carpeting, cabinetwork and plumbing facilities.

   The market for relocatable modular offices is broad. Businesses which have a need for additional space and have adjacent land or a parking lot are potential customers. Our largest single demand is for temporary classrooms. We believe the demand for classrooms is caused by shifting and fluctuating school populations, the lack of state funds for new construction, and the need for temporary classroom space during reconstruction of older schools and most recently class size reduction. Other applications include sales offices, administrative offices for health care facilities, universities and museums. Large multi-modular complexes are used by the aerospace, energy and utility industries, and governmental agencies. Our branch offices, as well as our corporate office, are housed in various sizes of relocatable buildings.
                                    [PHOTO1]

-----------------------------------------

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

   In addition to operating its rental fleet, the Company sells relocatable offices to customers who have a direct and permanent use for such units. These sales arise out of our marketing efforts for the rental fleet and manufactured classrooms. Such sales can be of either new units or used units from the rental fleet or new manufactured classrooms. Of 1996 sales to direct-use customers, 58% arose from the Company's rental operations (43% were new equipment and 57% were used) and

42% were newly manufactured classrooms from Enviroplex, Inc.

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

OUR
PRODUCTS
--------

Classroom Rentals
------------------------------------------------------------------------

The rental of relocatable modular offices to school districts for use as portable classrooms, restroom buildings and administrative offices for kindergarten through grade twelve (K-12) accounted for approximately 40% of the Company's relocatable modular rental revenues during 1996 compared to 34% in 1995. This increase can be attributed to the Class Size Reduction Program instituted by the state of California. School districts were given great incentive to reduce class size in the lower grades from a typical 30 students to no greater than 20 students. This highly popular program has created a great demand for both purchasing and renting classroom buildings.

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

   New legislation has been adopted that eliminates the waiver process after September 30, 1997 or the expiration of the waiver in effect, whichever is longer. New regulations are in place that allow the use of the DOH classrooms for periods up to 24 months anytime after September 30, 1997, provided they receive a "Temporary Certification" from DSA. It is also anticipated that new legislation will be introduced that extends the September 30, 1997 date for the elimination of the waiver process.

   All of the Company's DOH classrooms, with the exception of the 24'x40' standard classrooms, are also suitable for rent to non-school customers for commercial uses. Generally, the 24'x40' standard classrooms are not popular for commercial use. The Company has continued to rent returned DOH 24'x40' standard classrooms to school districts since 1988 and there is no reason to believe that it will not continue to do so in the future. However, there can be no assurance that existing laws or new laws may not adversely affect the Company's future classroom rental business.

   The following table shows the relationship of 24'x40' standard DOH classrooms to DSA equipment marketed to school districts as of December 31, 1996, 1995 and 1994.

Equipment Comparison
------------------------------------------------------------------------

(DOLLAR AMOUNTS IN THOUSANDS)

Balance At December 31,                      1996       1995       1994
                                           ---------  ---------  ---------
24'X 40' Standard DOH Classrooms:
  Original Cost On Rent                    $  13,738  $  10,449  $  13,114
  Original Cost Off Rent                       1,834      5,015      3,258
                                           ---------  ---------  ---------
Total Original Cost                        $  15,572  $  15,464  $  16,372
                                           ---------  ---------  ---------
Net Book Value                             $   8,952  $   9,324  $  10,650
                                           ---------  ---------  ---------
Utilization(1)                                 88.2%      67.6%      80.1%
                                           ---------  ---------  ---------
DSA Equipment:
  Original Cost On Rent                    $  26,488  $  17,454  $  18,644
  Original Cost Off Rent                         611      3,653      1,829
                                           ---------  ---------  ---------
Total Original Cost                        $  27,099  $  21,107  $  20,473
                                           ---------  ---------  ---------
Net Book Value                             $  22,399  $  17,115  $  17,304
                                           ---------  ---------  ---------
Utilization(1)                                 97.7%      82.7%      91.1%
--------------------------------------------------------------------------

Footnote
-------------------------------------------------------------------------------

1. UTILIZATION IS CALCULATED AS OF DECEMBER 31 BY DIVIDING THE ORIGINAL COST OF EQUIPMENT ON RENT BY THE TOTAL ORIGINAL COST OF ALL EQUIPMENT IN THE RENTAL INVENTORY CATEGORY.

OUR
PRODUCTS
--------

Electronic Test and Measurement Instruments
------------------------------------------------------------------------

McGrath RentCorp commenced its electronic test and measurement instrument rental business in 1985, carrying primarily general purpose equipment. In 1991, the Company expanded its rental equipment base through the purchase of a telecommunication test equipment rental business conducted under the name "RenTelco" in Richardson, Texas (Dallas Area).

   The Company's rental inventory includes electronic instruments such as oscilloscopes, spectrum analyzers, logic analyzers, signal generators, frequency counters, protocol analyzers, cable locators, fiber optic and sonet equipment. A typical rental period is from one to six months. The Company also rents electronic instruments from other rental companies and re-rents the instruments to customers. The Company endeavors to keep its equipment fresh and attempts to sell equipment so that the majority of the inventory is less than five years old.
                                    [PHOTO2]

                                    [PHOTO3]

-----------------------------------------

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

CONSOLIDATED QUARTERLY (UNAUDITED)
AND FIVE YEAR SELECTED FINANCIAL DATA
----------------------------------------------------------------------

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                Operations Data                                    Balance Sheet Data
                             ------------------------------------------------------   ---------------------------------------------
                                          Income                 Net                    Rental
                              Total        From        Net     Income     Dividends   Equipment,    Total     Notes   Shareholders'
                             Revenues   Operations   Income   Per Share   Per Share      Net        Assets   Payable     Equity
                             --------   ----------   -------  ---------   ---------   ----------   --------  -------  -------------
 Total 1992                  $54,572     $18,404     $10,145   $ 1.18      $ 0.36      $119,681    $144,223  $35,000     $68,700
                             --------   ----------   -------  ---------   ---------   ----------   --------  -------  -------------
 Total 1993                   57,135      19,083      10,637     1.27        0.40       123,431     161,427   40,100      76,071
                             --------   ----------   -------  ---------   ---------   ----------   --------  -------  -------------
 Total 1994                   68,295      24,546      13,004     1.55        0.44(1)    127,244     169,923   35,950      83,839
                             --------   ----------   -------  ---------   ---------   ----------   --------  -------  -------------

 Quarter
  1st                         16,649       5,935       3,177     0.38        0.12       126,761     170,510   34,050      84,451
  2nd                         17,121       6,157       3,264     0.39        0.12       127,901     174,540   37,315      85,270
  3rd                         19,067       6,627       3,506     0.44        0.12       128,308     177,065   39,925      82,801
  4th                         18,436       7,118       3,896     0.49        0.12       127,608     175,130   37,080      85,893
                             --------   ----------   -------  ---------   ---------   ----------   --------  -------  -------------
 Total 1995                   71,273      25,837      13,843     1.71        0.48       127,608     175,130   37,080      85,893
                             --------   ----------   -------  ---------   ---------   ----------   --------  -------  -------------

 Quarter
  1st                         17,705       5,734       3,074     0.39        0.14       128,214     175,557   35,855      85,934
  2nd                         19,641       6,753       3,652     0.48        0.14       127,801     179,321   42,375      84,499
  3rd                         25,497       7,875       4,464     0.59        0.14       130,112     188,647   45,725      85,247
  4th                         26,162       7,797       4,332     0.58        0.14       137,292     200,035   53,850      88,808
                             --------   ----------   -------  ---------   ---------   ----------   --------  -------  -------------
 Total 1996                   89,005      28,159      15,522     2.03        0.56       137,292     200,035   53,850      88,808
                             --------   ----------   -------  ---------   ---------   ----------   --------  -------  -------------

--------------------------------------------------------------------------------

1. INCLUDES DIVIDEND OF $0.11 PER SHARE DECLARED JANUARY 1995.

MANAGEMENT'S
DISCUSSION
AND ANALYSIS
------------

Revenues are derived primarily from the rental of relocatable modular offices and electronic test and measurement instruments. The Company has expanded the rental inventory of relocatable modular offices and electronic instruments. This expansion has been funded through internal cash flow and conventional bank financing.

   The major portion of the Company's revenue is derived from rentals and rental related services, comprising approximately 66% of total revenues in 1996. Over the past three years relocatable modular offices comprised 69% of the cumulative rental revenues, and test and measurement instruments comprised 31% of the cumulative rental revenues. Classrooms are a significant part of the Company's business (see "Our Products" -- "Classroom Rentals").

   The Company sells both previously rented and new relocatable modular offices to customers who have a direct and permanent use for such units, and through its majority owned subsidiary Enviroplex, Inc., sells DSA classrooms directly to school districts. The Company also acts as a dealer of new relocatable modular offices and is licensed as a dealer by governmental agencies in California and Texas. The Company also sells units from its rental inventory of test and measurement equipment. Revenues from sales of both modular and electronic equipment have comprised approximately 26% of total revenues over the last three years.

FISCAL YEARS
1996 AND
1995
------------

The Company has experienced a significant increase in orders during the last six months of 1996 primarily related to a law enacted on July 15, 1996 in California which provided operational funding for a reduction of classroom size for kindergarten through third grade to 20 pupils and additional legislation which made available $200 million of state funds for facilities to accomplish that goal.

   Rental revenues increased $2,923,000 (6%) over 1995 with electronics contributing $2,569,000 and relocatable modular offices contributing $354,000 of the increase. Average utilization in 1996 for modular equipment declined, from 73.9% to 72.1%, and slightly declined for electronic equipment, from 55.2% to 54.9%, as compared to 1995. However, as a result of the significant volume of shipment to school districts during the last five months of 1996, modular utilization has increased to 78.6% as of December 31, 1996 compared to 71.0% as of December 31, 1995. Rental revenues for 1996 reflect only a partial year of rental revenues associated with the classrooms shipped in the last five months of 1996.

   Rental related services revenues in 1996 increased $473,000 (5%) over 1995 due to additional site requirements and the significant increase in the movement of classrooms to school districts. Gross margins declined from 41% in 1995 to 39% in 1996 due to additional incentive fees earned by the Company in 1995 for equipment management which were not repeated in 1996.

   Sales and related services revenues in 1996 increased $14,336,000 (91%) over 1995. Of the increase in sales and related services revenues, $7,787,000 relates to the Company's modular equipment sales arising from its rental operations, $5,431,000 relates to the Company's majority owned subsidiary, Enviroplex, Inc., which manufactures and sells portable classrooms directly to school districts, and $1,118,000 relates to electronic test and measurement equipment. The significant increase in modular equipment sales and related services in 1996 is primarily due to the higher demand by school districts because of the class size reduction program in California. Of the sales of modular equipment in 1996, 67% were new and 33% were used equipment. The single largest sale was for $1,517,000 by Enviroplex, Inc. to a school district consisting of manufactured portable classrooms of various sizes. Gross margin on sales and related services remained consistent at 32% in both 1996 and 1995. Sales and related services from quarter to quarter and year to year have fluctuated depending on customer requirements.

   Depreciation on rental equipment in 1996 increased $918,000, an 8% increase over 1995 due to the increase in rental equipment. Equipment supplies, repair, direct labor and other increased $1,348,000 (20%) from 1995 due to material, repair and labor costs directly related to the modular equipment movement during the last five months of 1996. Of the $1,348,000 increase, direct labor costs accounted for $608,000 due to the additional use of outside contract labor, increased staffing, and overtime premiums to assist in the preparation of modular equipment for potential lease and sale opportunities.

   Selling and administrative expenses increased $2,872,000 (27%) over 1995. However, during the first quarter of 1995, the Company had recognized an acceleration of $330,000 in additional leasehold improvement expense related to a rented facility it vacated. Excluding this 1995 nonrecurring expense, selling and administrative expenses increased $3,202,000 (31%) for 1996, net of the reduction in facilities rental expense due to the relocation of modular office operations in Southern California and Texas to owned facilities. Personnel costs accounted for $2,134,000 of the increase which included higher staffing levels and increases in sales and performance bonuses. Additionally, expense increases of $239,000 by the Company's majority owned subsidiary, Enviroplex Inc., also contributed to the overall increase.

   Income before provision for taxes increased $2,266,000 (10%) in 1996 over 1995 while net income increased $1,678,000 (12%) due to a lower effective tax rate in 1996 of 38.6% compared to 39.8% in 1995. Earnings per share increased 19%, from $1.71 per share in 1995 to $2.03 per share in 1996, as a result of higher earnings coupled with fewer outstanding shares.

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

LIQUIDITY
AND CAPITAL
RESOURCES
-----------

The Company requires substantial capital in order to maintain an available inventory of relocatable modular offices and electronic test and measurement instruments necessary to satisfy customer requirements in a timely manner. In 1996, as in prior years, the primary use of cash was for the purchase of rental equipment. During the last three years, the growth of the rental inventory has been financed primarily by cash flow from operations and bank borrowings. During 1996, the Company demonstrated its strong cash flow by increasing rental assets by $16,156,000, increasing land improvements, furniture and equipment by $7,527,000, repurchasing $8,779,000 of common stock, paying dividends of $4,084,000, and paying income taxes of $7,405,000, while increasing its debt by only $16,770,000 during the year.

   The Company believes that bank borrowings will continue to be a source of funds for the purchase of rental equipment. As the Company's assets have grown, it has been able to negotiate increases in the borrowing limit under its general bank lines of credit to its current $65,000,000 limit consistent with its increased asset base. Although no assurance can be given, the Company believes it will continue to be able to negotiate higher limits on its general bank line of credit adequate to meet capital requirements not otherwise met by operational cash flows. The Company had a total liabilities to equity ratio of 1.25 to 1 and
1.04 to 1 as of December 31, 1996 and 1995, respectively. The debt (notes payable) to equity ratio was 0.61 to 1 and 0.43 to 1 at December 31, 1996 and 1995, respectively.

   During 1994, the Company repurchased 158,354 shares of its outstanding common stock for an aggregate purchase price of $2,533,000 (or an average price of $15.99 per share). During 1995, the Company repurchased 436,066 shares of its outstanding common stock for an aggregate purchase price of $7,374,000 (or an average price of $16.91 per share). During 1996, the Company repurchased 420,550 shares of its outstanding common stock for an aggregate purchase price of $8,779,000 (or an average price of $20.87 per share). These repurchases were made in the over-the-counter market (NASDAQ) and through privately negotiated, large block transactions.

   The Company believes that its needs for working capital and capital expenditures through 1997 and beyond will adequately be met by cash flow and bank borrowings.

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

   The Company has purchased land at three of the branch locations during the last few years; 137.7 acres in Livermore, California (San Francisco Bay Area) in 1991, 50 acres in Pasadena, Texas (Houston Area) in 1992 and 78.5 acres in Mira Loma, California (Los Angeles Area) in 1993. These land purchases will allow the Company to consolidate its relocatable modular office storage lots and operations into one location in each of Northern California, Southern California and Texas. The Company has completed the Pasadena, Texas facility and the Southern California facility. The completion of the development of the Northern California facility and the relocation of branch and corporate offices is anticipated to occur by August 1997.

   The following table sets forth for each branch the acres leased, the acres owned, and the total acres at December 31, 1996.

Facilities
------------------------------------------------------------------------

                                                                            Acres
                                                              ---------------------------------
                                                              Leased        Owned         Total
                                                              ------       --------       -----
San Francisco Bay Area                                          14.3       146.6(1)       160.9
Los Angeles Area                                                --          98.5           98.5
Houston Area                                                    14.0        50.0(2)        64.0
Dallas Area(3)                                                  --          --             --
                                                              ------       --------       -----
                                                                28.3       295.1          323.4

--------------------------------------------------------------------------------

Footnotes
-------------------------------------------------------------------------------
1. INCLUDES AN 8.9 ACRE PARCEL WITH A 74,000 SQUARE FOOT MANUFACTURING FACILITY FOR ENVIROPLEX, INC.; 45 ACRES OF THE REMAINING 137.7 ACRE PARCEL HAVE BEEN DEVELOPED AND ARE BEING USED FOR STORAGE.
2.  34 ACRES ARE BEING USED. THE REMAINING 16 ACRES WILL BE DEVELOPED FOR
    STORAGE.
3.  LEASED OFFICE SPACE AND WAREHOUSE FACILITY OF APPROXIMATELY 6,611 SQUARE
    FEET.

Report of Independent Public Accountants
----------------------------------------------------------------------

To the Shareholders and Board of Directors of McGrath RentCorp:

   We have audited the accompanying consolidated balance sheets of McGrath RentCorp (a California corporation) and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McGrath RentCorp as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

San Francisco, California

February 18, 1997                    ARTHUR ANDERSEN LLP

CONSOLIDATED STATEMENTS OF INCOME
----------------------------------------------------------------------

                        Year ended December 31,                               1996         1995          1994
                                                                          ------------  -----------  ------------
 REVENUES
 ------------------------------------------------------
 Rental Operations:

  Rental                                                                  $ 48,986,436  $46,062,913  $46,148,783

  Rental Related Services                                                    9,843,744    9,371,098    9,445,843
                                                                          ------------  -----------  ------------

                                                                            58,830,180   55,434,011   55,594,626

 Sales and Related Services                                                 30,174,858   15,838,800   12,700,114
                                                                          ------------  -----------  ------------

    Total Revenues                                                          89,005,038   71,272,811   68,294,740
                                                                          ------------  -----------  ------------

 COSTS & EXPENSES
 ------------------------------------------------------

 Direct Costs of Rental Operations:

  Depreciation                                                              12,456,193   11,538,628   11,017,574

  Rental Related Services                                                    6,019,398    5,543,173    6,279,402

  Equipment Supplies, Repair, Direct Labor, and Other                        8,198,592    6,850,853    6,971,675
                                                                          ------------  -----------  ------------

                                                                            26,674,183   23,932,654   24,268,651

 Cost of Sales and Related Services                                         20,531,687   10,734,775    8,634,057
                                                                          ------------  -----------  ------------

                                                                            47,205,870   34,667,429   32,902,708
                                                                          ------------  -----------  ------------

    Gross Margin                                                            41,799,168   36,605,382   35,392,032

 Selling and Administrative                                                 13,640,556   10,768,543   10,846,298
                                                                          ------------  -----------  ------------

    Income from Operations                                                  28,158,612   25,836,839   24,545,734

 Interest                                                                    2,886,609    2,830,863    2,166,541
                                                                          ------------  -----------  ------------

    Income Before Provision for Income Taxes                                25,272,003   23,005,976   22,379,193

 Provision for Income Taxes                                                  9,750,391    9,162,831    9,375,172
                                                                          ------------  -----------  ------------

    Net Income                                                            $ 15,521,612  $13,843,145  $13,004,021
-----------------------------------------------------------------------------------------------------------------

 Net Income Per Common and Common
  Equivalent Share                                                        $       2.03  $      1.71  $      1.55
-----------------------------------------------------------------------------------------------------------------

 Weighted Average Number of Common and
  Common Equivalent Shares Outstanding                                       7,652,901    8,084,247    8,415,270
-----------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------

                            Balance at December 31,                                   1996          1995
                                                                                  ------------  ------------

 ASSETS
 -------------------------------------------------------

 Cash                                                                             $    686,333  $   221,075

 Accounts Receivable, less allowance for doubtful accounts
 of $605,000 in 1996 and 1995                                                       19,919,954   13,201,196

 Rental Equipment, at cost:

  Relocatable Modular Offices                                                      158,376,950  150,388,694

  Electronic Test Instruments                                                       43,335,413   35,167,717
                                                                                  ------------  ------------

                                                                                   201,712,363  185,556,411

  Less -- Accumulated Depreciation                                                 (64,419,888) (57,948,456 )
                                                                                  ------------  ------------

                                                                                   137,292,475  127,607,955

 Land, at cost                                                                      20,167,647   19,489,300

 Land Improvements, Furniture and Equipment, at cost, less
 accumulated depreciation of $3,376,803 in 1996 and
 $2,708,404 in 1995                                                                 19,572,015   12,713,095

 Prepaid Expenses and Other Assets                                                   2,396,935    1,897,700
                                                                                  ------------  ------------

                                                                                  $200,035,359  $175,130,321
------------------------------------------------------------------------------------------------------------

 LIABILITIES AND SHAREHOLDERS' EQUITY
 -------------------------------------------------------

 Liabilities:

  Notes Payable                                                                   $ 53,850,000  $37,080,000

  Accounts Payable and Accrued Liabilities                                          15,280,543   11,701,417

  Deferred Income                                                                    5,226,803    5,967,063

  Deferred Income Taxes                                                             36,869,734   34,488,695
                                                                                  ------------  ------------

 Total Liabilities                                                                 111,227,080   89,237,175
                                                                                  ------------  ------------

 Shareholders' Equity:

  Common Stock, no par value -

    Authorized -- 20,000,000 shares

    Outstanding -- 7,410,209 shares in 1996
                  and 7,769,813 in 1995                                              7,161,168    8,913,311

  Retained Earnings                                                                 81,647,111   76,979,835
                                                                                  ------------  ------------

    Total Shareholders' Equity                                                      88,808,279   85,893,146
                                                                                  ------------  ------------

                                                                                  $200,035,359  $175,130,321
------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
----------------------------------------------------------------------

                                                        Common Stock                        Total
                                                   ----------------------   Retained    Shareholders'
                                                    Shares      Amount      Earnings       Equity
                                                   ---------  -----------  -----------  -------------
 Balance, December 31, 1993                        8,312,641  $18,502,096  $57,568,928   $76,071,024

  Net Income                                          --          --        13,004,021    13,004,021

  Repurchase of Common Stock                        (158,354)  (2,532,591)     --         (2,532,591 )

  Exercise of Stock Options                            4,400       30,128      --             30,128

  Dividends Declared of
    $0.33 per share (Note 6)                          --          --        (2,733,094)   (2,733,094 )
-----------------------------------------------------------------------------------------------------

 Balance, December 31, 1994                        8,158,687   15,999,633   67,839,855    83,839,488

  Net Income                                          --          --        13,843,145    13,843,145

  Repurchase of Common Stock                        (436,066)  (7,374,279)     --         (7,374,279 )

  Common Stock Issued or
    Reserved Under Long-Term
    Stock Bonus Plan                                   6,786      221,609      --            221,609

  Repurchase of Common Stock
    in Connection with the
    Exercise of Stock Options                        (19,313)    (336,941)     --           (336,941 )

  Exercise of Stock Options                           59,719      403,289      --            403,289

  Dividends Declared of
    $0.59 per share(Note 6)                           --          --        (4,703,165)   (4,703,165 )
-----------------------------------------------------------------------------------------------------

 Balance, December 31, 1995                        7,769,813    8,913,311   76,979,835    85,893,146

  Net Income                                          --          --        15,521,612    15,521,612

  Repurchase of Common Stock                        (420,550)  (2,110,889)  (6,667,886)   (8,778,775 )

  Common Stock Issued or
    Reserved Under Long-Term
    Stock Bonus Plan                                  10,910      197,739      --            197,739

  Repurchase of Common Stock
    in Connection with the
    Exercise of Stock Options                        (14,211)    (298,489)     --           (298,489 )

  Exercise of Stock Options                           64,247      459,496      --            459,496

  Dividends Declared of
    $0.56 per share                                   --          --        (4,186,450)   (4,186,450 )
-----------------------------------------------------------------------------------------------------

 Balance, December 31, 1996                        7,410,209  $ 7,161,168  $81,647,111  $ 88,808,279
-----------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------

                  Year ended December 31,                        1996           1995          1994
                                                             -------------  ------------  -------------

 Increase (Decrease) in cash

 CASH FLOWS FROM OPERATING ACTIVITIES:

  Net Income                                                 $  15,521,612  $ 13,843,145  $ 13,004,021

  Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:

    Depreciation                                                13,285,130    12,441,786    11,443,965

    Gain on Sale of Rental Equipment                            (4,815,533)   (3,281,144)   (3,474,741 )

    Change in:

      Accounts Receivable                                       (6,718,758)     (538,983)   (1,651,786 )

      Prepaid Expenses and Other Assets                           (499,235)      206,213      (279,635 )

      Accounts Payable and Accrued Liabilities                   3,674,404     1,384,566     2,287,032

      Deferred Income                                             (740,260)   (1,280,584)      539,568

      Deferred Income Taxes                                      2,381,039     1,206,414     2,881,288
                                                             -------------  ------------  -------------

        Net Cash Provided by Operating Activities               22,088,399    23,981,413    24,749,712
                                                             -------------  ------------  -------------

 CASH FLOW FROM INVESTING ACTIVITIES:

  Purchase of Rental Equipment                                 (29,924,430)  (17,251,729)  (21,172,069 )

  Purchase of Land                                                (678,347)       (4,750)      --

  Purchase of Land Improvements, Furniture and Equipment        (7,687,857)   (6,339,843)   (2,457,641 )

  Proceeds from Sale of Rental Equipment                        12,599,250     8,630,079     9,816,458
                                                             -------------  ------------  -------------

        Net Cash Used in Investing Activities                  (25,691,384)  (14,966,243)  (13,813,252 )
                                                             -------------  ------------  -------------

 CASH FLOW FROM FINANCING ACTIVITIES:

  Net Borrowings (Payments) Under Line of Credit                16,770,000     1,130,000    (4,150,000 )

  Net Proceeds from the Exercise of Stock Options                  161,007        66,348        30,128

  Repurchase of Common Stock                                    (8,778,775)   (7,374,279)   (2,532,591 )

  Payment of Dividends                                          (4,083,989)   (3,767,812)   (3,564,358 )
                                                             -------------  ------------  -------------

        Net Cash Provided (Used) by Financing Activities         4,068,243    (9,945,743)  (10,216,821 )
                                                             -------------  ------------  -------------

        Net Increase (Decrease) in Cash                            465,258      (930,573)      719,639

 Cash Balance, Beginning of Period                                 221,075     1,151,648       432,009
                                                             -------------  ------------  -------------

 Cash Balance, End of Period                                 $     686,333  $    221,075  $  1,151,648
                                                             -------------  ------------  -------------

 Interest Paid During the Period                             $   2,832,537  $  2,835,280  $  2,138,725
                                                             -------------  ------------  -------------

 Income Taxes Paid During the Period                         $   7,404,686  $  7,456,575  $  6,537,003
                                                             -------------  ------------  -------------

 Dividends Declared but not yet Paid                         $   1,037,814  $    935,353  $    --
                                                             -------------  ------------  -------------
-------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------

NOTE 1 -- ORGANIZATION AND BUSINESS

   McGrath RentCorp (the "Company"), also doing business as "Mobile Modular Management Corporation" and "RenTelco", is engaged in the business of renting and selling relocatable modular offices and electronic test and measurement instruments with related accessories primarily in California and Texas. Although the Company's primary emphasis is on rentals, both modulars and instruments are also sold to direct-use customers. The rental of relocatable modular offices to school districts for use as portable classrooms, restroom buildings and administrative offices for kindergarten through grade twelve (K-12) accounted for approximately 40% in 1996, 34% in 1995, and 38% in 1994 of the Company's modular rental revenues.

   In January 1995, McGrath RentCorp converted a $300,000 note receivable to a 73.2% ownership interest in Enviroplex, Inc. Enviroplex, Inc. manufactures portable classrooms built to the requirements of the California Division of the State Architect ("DSA") and sells primarily to school districts. Enviroplex sales were $10,587,633 in 1996 and $4,867,064 in 1995.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

   The consolidated financial statements include the accounts of the Company and its majority owned subsidiary, Enviroplex, Inc. All significant intercompany accounts and transactions are eliminated. Net income is reduced by the portion of earnings of Enviroplex, Inc. related to the minority shareholder's interest which is included in Selling and Administrative expenses in the Consolidated Statements of Income.

REVENUES

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

   Sales and related services revenue is recognized upon delivery of the equipment to the customer. Certain leases meeting the requirements of Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases", are accounted for as sales type leases. For these leases, sales revenue and the related accounts receivable are recognized upon execution of the leases and unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment (See Note 3).

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

Rental equipment:
  Relocatable modular offices                18 years, 18% residual value
  Electronic test instruments                5 to 8 years, no residual value
  Accessory equipment                        7 to 18 years, 0% to 18% residual value
Land improvements, furniture and equipment   5 to 50 years, no residual value

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

USE OF ESTIMATES

   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

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

RECLASSIFICATIONS

   Certain 1995 and 1994 balances have been reclassified to conform to classifications used during the current year.

NOTE 3 -- SALES TYPE LEASE RECEIVABLES

   The Company has entered into several sales type leases. The minimum lease payments receivable and the net investment included in accounts receivable for such leases at December 31, 1996 and 1995 are as follows:

--------------------------------------------------------------------------------
                                                            1996         1995
                                                         -----------  ----------

Gross minimum lease receivable                           $ 4,457,079  $4,127,199
Less -- Unearned interest                                   (899,531)   (875,735)
                                                         -----------  ----------
Net investment in sales
  type lease receivables                                 $ 3,557,548  $3,251,464
--------------------------------------------------------------------------------

The future minimum lease payments as of December 31, 1996 are as follows:

---------------------------------------------------------------------
Year ended December 31,
1997                                                       $2,395,266
1998                                                        1,140,693
1999                                                          593,162
2000                                                          230,100
2001                                                           71,871
2002 and thereafter                                            25,987
                                                           ----------
                                                           $4,457,079
---------------------------------------------------------------------

NOTE 4 -- NOTES PAYABLE

   The Company maintains unsecured lines of credit agreements (the "Agreements") with its banks which expire June 30, 1997 and permit it to borrow up to $65,000,000 of which $53,850,000 was outstanding as of December 31, 1996. The Agreements require the Company to pay interest at prime or, at the Company's election, other rate options available under the Agreements. In addition, the Company pays a commitment fee on the daily average unused portion of the available line. Among other restrictions, the Agreements require (i) the Company to maintain shareholders' equity of not less than $70,000,000 plus 50% of all net income generated subsequent to December 31, 1995 plus 90% of any new stock issuance proceeds (restricted equity at December 31, 1996 is $77,761,000), (ii) a debt-to-equity ratio (excluding deferred income taxes) of not more than 3 to 1, (iii) interest coverage (income from operations compared to interest expense) of not less than 2 to 1 and (iv) no payment of cash dividends in excess of 50% of one year's earnings without the bank's consent. If the Company does not amend or renegotiate the present Agreements for an additional time period prior to its expiration date, the principal amount outstanding at that time will be converted to a five-year term loan with principal due and payable in twenty (20) consecutive quarterly installments.

   The following information relates to the lines of credit for each of the following periods:

--------------------------------------------------------------------------------
Year ended December 31,                                    1996         1995
                                                       ------------  -----------
Maximum amount outstanding                             $ 53,850,000  $41,035,000
Average amount outstanding                             $ 41,881,000  $36,838,000
Weighted average interest rate                                6.58%        7.33%
Effective interest rate at end of period                      6.57%        7.04%
Prime interest rate at end of period                          8.25%        8.50%
--------------------------------------------------------------------------------

NOTE 5 -- INCOME TAXES

   The provision for income taxes is comprised of the following:

                                              Current     Deferred       Total
                                            -----------  -----------  -----------
Year ended December 31,

1996:
  FEDERAL                                   $ 6,031,974  $ 2,218,606  $ 8,250,580
  STATE                                       1,337,378      162,433    1,499,811
                                            -----------  -----------  -----------

                                            $ 7,369,352  $ 2,381,039  $ 9,750,391
                                            -----------  -----------  -----------

1995:
  Federal                                   $ 6,785,118  $ 1,177,522  $ 7,962,640
  State                                       1,171,299       28,892    1,200,191
                                            -----------  -----------  -----------
                                            $ 7,956,417  $ 1,206,414  $ 9,162,831
                                            -----------  -----------  -----------

1994:
  Federal                                   $ 5,500,987  $ 2,795,237  $ 8,296,224
  State                                         992,897       86,051    1,078,948
                                            -----------  -----------  -----------
                                            $ 6,493,884  $ 2,881,288  $ 9,375,172
---------------------------------------------------------------------------------

   The reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

Year ended December 31,                             1996       1995       1994
                                                  ---------  ---------  ---------

Federal statutory rate                                35.00%     35.00%     35.00%
State taxes, net of federal
  income tax benefit                                   3.86       3.41       4.33
Other                                                  (.28)      1.42       2.56
                                                  ---------  ---------  ---------
                                                      38.58%     39.83%     41.89%
---------------------------------------------------------------------------------

   The following table shows the tax effect of the Company's cumulative temporary differences included in deferred income taxes on the Company's Balance Sheets as of December 31, 1996 and 1995:

Year ended December 31,                            1996         1995
                                               ------------  -----------
Excess of tax over book depreciation           $ 41,338,486  $40,644,594
State income taxes                               (2,617,118)  (2,421,043)
Accrued liabilities not currently deductible       (976,089)  (1,040,426)
Revenue deferred for financial
  reporting purposes                             (1,813,099)  (2,272,315)
Other, net                                          937,554     (422,115)
                                               ------------  -----------

                                               $ 36,869,734  $34,488,695
------------------------------------------------------------------------

NOTE 6 -- COMMON STOCK AND STOCK OPTIONS

   In 1985, the Company established an Employee Stock Ownership Plan, as amended. Under the terms of the plan, the Company makes annual contributions in the form of cash or common stock of the Company to a trust for the benefit of eligible employees. The amount of the contribution is determined annually by the Board of Directors. A contribution of $650,000 was approved for 1996 and $550,000 for both 1995 and 1994.

   The Company adopted a 1987 Incentive Stock Option Plan (the "1987 Plan"), effective December 14, 1987, under which options to purchase common stock may be granted to officers and key employees of the Company. The plan provides for the award of options at a price not less than the fair market value of the stock as determined by the Board of Directors on the date the options are granted. Under the 1987 Plan, options have been granted with an exercise price of $6.125, $13.875, and $21.50 per share. The options become exercisable over the term of the related option agreements. Option activity and options exercisable including weighted average excercise price for the three years ended December 31, 1996, 1995 and 1994 were as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                          1996                 1995                 1994
                                                                   ------------------   ------------------   ------------------
                                                                            WTD. AVG.            Wtd. Avg.            Wtd. Avg.
                                                                   SHARES   EX. PRICE   Shares   Ex. Price   Shares   Ex. Price
                                                                   -------  ---------   -------  ---------   -------  ---------
Options outstanding at January 1                                   256,423     9.74     322,292     9.22     326,692     9.19
Options granted during the year                                     80,000    21.50       --       --          --       --
Options exercised during the year                                  (64,247)    7.15     (59,719)    6.75      (4,400)    6.85
Options terminated during the year                                  (1,950)   13.88      (6,150)   11.87       --       --
-------------------------------------------------------------------------------------------------------------------------------

Options outstanding at December 31                                 270,226    13.80     256,423     9.74     322,292     9.22
-------------------------------------------------------------------------------------------------------------------------------

Options exercisable at December 31                                 139,211     9.58     163,328     8.65     186,827     7.95
-------------------------------------------------------------------------------------------------------------------------------

The weighted average remaining contractual life of the 270,226 options outstanding at December 31, 1996 is 5.1 years. As of December 31, 1996, 586,790 options remain available for future grant under the 1987 Plan.

   In 1991, the Board of Directors adopted a Long-Term Stock Bonus Plan (the "LTB Plan") under which 200,000 shares of common stock are reserved for grant to officers and key employees. The stock bonuses granted under the LTB Plan are evidenced by written Stock Bonus Agreements covering specified performance periods. The LTB Plan provides for the grant of stock bonuses upon achievement of certain levels of return on equity during a specified period. Stock bonuses earned under the LTB Plan vest over 5 years from the grant date contingent on the employee's continued employment with the Company. As of December 31, 1996, 51,041 shares of common stock have been granted, of which 30,582 shares of common stock are vested. Future grants of 35,163 shares of common stock are authorized by the Board of Directors to be issued under the LTB Plan in the event the Company reaches the highest level of achievement. Compensation expense for 1996, 1995 and 1994 under these plans was $197,739, $76,318, and $53,726, respectively, and is based on a combination of the anticipated shares to be granted, the amount of vested shares previously issued and fluctuations in market price of the Company's common stock.

   The Company adopted Statement of Financial Accounting Standards No. 123 -- "Accounting for Stock-Based Compensation" (FAS 123) in 1996. The effect of FAS 123 for the years presented in the financial statements is not significant.

   The Board of Directors has authorized the repurchase of shares of the Company's outstanding common stock. These purchases are to be made in the over-the-counter market and/or through large block transactions at such repurchase price as the officers shall deem appropriate and desirable on behalf of the Company. All shares repurchased by the Company are to be canceled and returned to the status of authorized but unissued shares of common stock. In 1994, the Company repurchased 158,354 shares of common stock for an aggregate repurchase price of $2,532,591 or an average price of $15.99 per share. In 1995, the Company repurchased 436,066 shares of common stock for an aggregate repurchase price of $7,374,279 or an average price of $16.91 per share. In 1996, the Company repurchased 420,550 shares of common stock for an aggregate repurchase price of $8,778,775 or an average price of $20.87 per share. As of December 31, 1996, 387,200 shares remain authorized for repurchase.

   In January 1995, the Board of Directors declared a quarterly dividend on its common stock of $0.11 per share related to fourth quarter 1994. If the fourth quarter dividend for 1994 had been declared in December 1994, the cumulative dividends for 1995 and 1994 would have been $0.48 per share and $0.44 per share, respectively.

SHAREHOLDER MATTERS
---------------------------------

STOCK ACTIVITY
--------------------------------------------------

   The Company's common stock is traded in the NASDAQ National Market System under the symbol "MGRC". The range of reported high and low bid quotations for each quarter in 1995 and 1996, according to the automated quotation system of the NASDAQ, was as follows:

            --------------------------------------------------------------
 1995                                                             High Bid    Low Bid
       -----------------------------------------------------------------------
 First Quarter                                                       17         14 1/2
 Second Quarter                                                      17 1/2     15 1/4
 Third Quarter                                                       19         16 1/2
 Fourth Quarter                                                      19 1/2     17 1/2

       -----------------------------------------------------------------------
 1996                                                             High Bid    Low Bid
       -----------------------------------------------------------------------
 First Quarter                                                       20         17 3/4
 Second Quarter                                                      22 1/2     19 1/4
 Third Quarter                                                       27 1/4     16 3/4
 Fourth Quarter                                                      27         23 1/2
       -----------------------------------------------------------------------

   Such over-the-counter market quotations reflect inter-dealer prices, without retail markup, markdown, or commission, and may not necessarily represent actual transactions.

NUMBER OF SHAREHOLDERS
--------------------------------------------------

   On March 4, 1997, the Company's common stock was held by approximately 124 shareholders of record, which does not include shareholders whose shares are held in street or nominee name. The Company believes that when holders in street or nominee name are added, the number of holders of the Company's Common Stock exceeds 500.

DIVIDEND POLICY
--------------------------------------------------

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

STOCK TRANSFER AGENT
--------------------------------------------------

U.S. Stock Transfer
    1745 Gardena Avenue - Second Floor
    Glendale, CA 91204
    (818) 502-1404

AUDITORS
--------------------------------------------------

Arthur Andersen LLP
    Spear Street Tower
    One Market Plaza
    San Francisco, CA 94105

GENERAL COUNSEL
--------------------------------------------------

Christopher Ream, Esq.
    1717 Embarcadero Road
    Palo Alto, CA 94303

ANNUAL MEETING
--------------------------------------------------

   The Annual Meeting of the Shareholders of McGrath RentCorp will be held at 2:00 p.m. on Thursday, June 5, 1997 at our San Lorenzo Corporate Office.

MCGRATH RENTCORP
---------------------------------

OFFICERS
--------------------------------------------------

Robert P. McGrath
    Chairman of the Board
    and Chief Executive Officer

Dennis C. Kakures
    President and Chief Operating Officer

Delight Saxton
    Vice-President of Administration,
    Chief Financial Officer and Secretary

Thomas J. Sauer
    Vice-President and Treasurer

DIRECTORS
--------------------------------------------------

Bryant J. Brooks
    Independent Financial Consultant

Joan M. McGrath
    McGrath RentCorp

Robert P. McGrath
    Chairman of The Board
    And Chief Executive Officer
    McGrath RentCorp

Delight Saxton
    Vice-President of Administration,
    Chief Financial Officer and Secretary
    McGrath RentCorp

Ronald H. Zech
    President and Chief Executive Officer
    GATX Corporation

SPECIAL CONSULTANT
TO THE BOARD OF DIRECTORS
--------------------------------------------------

Claude N. Rosenberg, Jr.
    Senior Partner
    Rosenberg Capital Management
    Chairman, RREEF Corporation

OFFICES
--------------------------------------------------

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

Los Angeles
    Modular Inventory Center
    11450 Mission Boulevard
    Mira Loma, CA 91752
    (909) 360-6600
    Modular Manager - Tom Sanders

Houston
    Modular Inventory Center
    4445 East Sam Houston Parkway South
    Pasadena, TX 77505
    (713) 487-9222
    Modular Manager - Doylton Davis

Dallas
    RenTelco -- Electronic Inventory Center
    1901 North Glenville Drive
    Richardson, TX 75081
    (214) 234-2422
    Electronic Manager - Bill Chapman

Enviroplex, Inc. (Majority Owned Subsidiary)
    Manufacturer of Classrooms
    4777 E. Carpenter Road
    Stockton, CA 95215
    (209) 466-8000
    President - Joe Sublett

P.S. "HERE ARE OUR GREAT PEOPLE!"
----------------------------------------------------------------------

PETER ABREUS          LAURA CISSELL         RAMIRO GONZAELS       RUDY LOPEZ            JOE PASSANISI         MARTIN SANDE
JOANNE ACEVES         NANCI CLIFTON         MARCOS GONZALES       JOSEPH LUNA           EMILIANO PATINO       JERI SANDERS
ROBERTO AGUILAR       LONA COLBY            ROBERT GONZALES       ROSEMARY MACEDO       JOSE PATINO           TOM SANDERS
ESDRAS ALDANA         ROBERT COMBS          CARLOS GONZALEZ       MARIA MACIAS          DEBBIE PEEBLES        TOM SAUER
SCOTT ALEXANDER       CHRIS CONARD          ROGELIO GRANADOS      SERGIO MAGANA-        DONNA PEGUERO         DELIGHT SAXTON
NORMA ALLEN           MIGUEL CONTRERAS      CYNTHIA GRAVES        GUTIERREZ             ALFREDO PENAFOLOR     WILLIAM SEABROOK
JUAN DE LEON          URIEL CONTRERAS       LISA GRAY             JOSE MALDONADO        GERARDO PEREZ         KEVIN SEYMOUR
 ALVARADO             ROBERT COOK           VENA GROSS            MANUAL MANCERA        GLORIA PEREZ          CAROLE SILVA
DAVID ALVAREZ         JEFFREY COOPER        JANICE GUERRERO       KIM MANTEUFEL         KELLY PETERSEN        JOHN SKENESKY
CARL ANDERS           VICTOR CORONA-        JAVIER GUZMAN         TOMMY MARTINEZ        TIMOTHY PETRIN        KENNETH SMITH
EMILIOAN ANDRADE      RAMIREZ               JIM HALL              JOSEPH MASSAH         RICHARD PINEDA        JAVIER SOLIS
MAX ANDREWS           JOSE COTTO            BETH HAMILTON         VICKIE MASSOLA        STEVEN PINGEL         ALVARO SOSA
RUSSELL ANDREWS       JENNIFER COUCH        WESLEY HAMILTON       DENIS MAXSON          ARTHUR PORTOCARRERO   KEN SPINK
ARTHUR ARREDONDO      STEVEN COWLES         ALBERT HAMMONS        MARTIN MAYERS         JOYCE PRASAD          STACI STREETER
CELSO ARROYO          KEVIN COX             LORI HANRAHAN         JOAN MCGRATH          CONRADO PULGO         JOE SUBLETT
DEBORAH ABRAMS        MARIA CRAIG           DANA HANSON           ROBERT MCGRATH        SHARON QURAISHI       PHILLIP SUBLETT
JOSE AVALOS-CALZADA   RANDY CROOKS          JOHN HARTUNG          EFREN MEDINA          BRENDA RALSTON        RITA SUBLETT
JOSE AVALOS-GAMEZ     RHONDA CROUSE         ROBERT HEHMAN         JOSE MENDEZ           ENRIQUE RAMIREZ       VANESSA SURRELL
JESUS AVILA           DONALD CURTIS         HUGO HERNANDEZ        CATE MESMER           GILBERT RAMIREZ       ROGELIO TALAVERA
OBED AVILA            GRACE DAQUINAG        JAIME HERNANDEZ       DORIE METTLER         LEONARDO RAMIREZ      WILLIAM TAYLOR
JACKIE BANKS          ANNE DAVIS            SANTIAGO HERNANDEZ    WARREN MEYER          LUIS RAMIREZ          KENNETH THOMAS
JOHN BARNETT          DOYLTON DAVIS         ROBERT HERRERA        ANTONIO MEZA-         OSCAR RAMIREZ         DAVID THOMPSON
RICARDO BARRON        JUANITA DEFOREST      JAMES HILL            ARMENDARIS            RICARDO RAMIREZ       BONNY THROWER
MARLYS BARSKEY        ANTHONY DE LA RIVA    FREDRICK HOWE         MICHAEL MISEMER       RALPH RAMON           YAVONNE THROWER
DONALD BEEBE          DAVID DELEON          CATHERINE HUNT        LUCIANO MONTES-       RYAN RANTZOW          CARMELO TORRES
MATT BENAS            JOSE DELGADO          THOMAS JACKSON        ARIZMENDIZ            JACK RAY              GENARO TORRES
ROBERT BENNETT        MATTHEW DERRING       JESSICA JALLORINA     GABRIEL MONTANEZ      ENRIQUE RECIO         LUIS TORRES
VINCENT BINO          ED DIAZ               EVARARDO JARAMILLO    JAMES MONTOYA         DONALD REED           MATILDE TORREZ
JOHN BOEHM            ALLEN DIXON           BRIAN JENSEN          DARREN MOORE          GUSTAVO REYES         TAMMY TRICKEL
JEFFREY BOOGAARD      MICHAEL DOWD          RONALD JENSEN         CLAUDIO MORENO        KRISTY REYES          BRETT TURLEY
FRANK BOSSI           JAMES DUNN            JOSE JIMENEZ JR.      JEANNE MORFORD        PABLO REYES           LAURA MOYER
TARA BRANDOW          JEFF EMERSON          MARLIN JOHNSON        SHARON MORRISON       JOSE RICO             MARCOS VALENZUELA
MIKE BREMERTHON       PAUL ESCARCEGA        LINDA JONES           SANTOS MORROW         SAM RIVERA            KRISSY VANTREASE
JONATHAN BRILL        ROBERT ESQUIVEL       DIANA KAKOS           GREGORY MOSS          CHRISTINA RIZZO       DAVID VANZANDT
DINA BROWN            LUIS ESTRADA          DENNIS KAKURES        TONY MOTON            CHERIE RODERICK       JORGE VASQUEZ
RICHARD BROWN         JAIME FABIAN          LYDIA KATEN           MARK MURRELL          ALEJANDRO RODRIGUEZ   JOSE VELASCO
MARIO BUENROSTRO      MARK FAGLEY           THERESA KERR          DANIEL NAVA           JESUS RODRIGUEZ       ISIDORE VIGIL
DIANA BURTON          MIGUEL FAVIAN         JOYCE KETRON          FELIX NAVARRO         LEO RODRIGUEZ         VICTOR VILLA
KELLY CALLIHAN        LYNNETTE FLANAGAN     PATRICIA KINGCAID     TIMOTHY NEEL          NASARIO RODRIGUEZ     EDUARDO VILLEGAS
GRACE CAMP            DAVID FLIN            RICK KINNEAR          BOB NICHOLSON         THOMAS ROMERO         ROBERT VIVEROS
ROSEMARY CAMPOS       JOSE FLORES           CATHRYN KLEIN         EDWARD NORIEGA        GUSTAVO ROSALES       SANDY WAGGONER
ERNESTINA CANTU       MARIO LUIS FLORES     FRANCISCO LANDIN      SALLY NUNES           JESUS ROSALES         MANUEL WALDO
AIDA CARMONA          LYNNETTE FORSTER      JOSE LARA             ELADIO OLVERA         DEBORAH ROSE          KARLA WALKER
JON CARR              DIANE FRESE           LUIS LARIOS           KIMBERLY ONEAL        SUSAN ROSEBERRY       GREGORY WENKER
URBANO CARRILLO       DAVID FRUECHTING      CYNTHIA LAWIN         MICHAEL ORONA         TIMOTHY RUSSELL       DENNIS WHEELAND
FRANCISCO CARRILLO    ISIDRO FRUTOS         EDWARD LAWSON         JUAN OROZCO           ABDO SABA             KIMBERLY WHITE
MANUEL CEBREROS       VICTOR GAMEZ          LAURIE LEAHY          RAFAEL ORTIZ          MICHAEL SALAZAR       TIFFANY WHITE
CLAUDIA CELOTTI       FRANCISCO GARCIA      JAIME LEON            SHANE OVERSTREET      JUAN SALINAS          PATSY WILLIAMS
RAMON CERDA           JOSE GARCIA           ROGELIO LEON          DELORISE OWENS        RAMIRO SALINAS        CRAIG WILSON
JUAN CERNA-VERDUSCO   JULIAN GARCIA         WILLIAM LIGHTFOOT     BARRY OXENRIDER       ALFONSO SANCHEZ       FRANCES WILSON
BENITO CERVANTES      JUAN GARZA            MOISES LLANOS         IVETTE PACHECO        JOSE SANCHEZ          VANESSA WILSON
WILLIAM CHAPMAN       RUBEN GASPAR          ROBERT LIMON          JAMES PALTJON         SARA SANCHEZ          BRADLEY WOON
JAIME CHAVEZ          MICHAEL GASTON        GUADALUPE LOMELI      TONI PANIAGUA         SARA SANCHEZ          BILL YANDELL
EDUARDO CHIN-         DENNIS GEORGE         EMILIO LOPEZ          KALYANI PARULKAR      SAUL SANCHEZ          FRANK ZARATE
 HERNANDEZ            LUCIUS GETWOOD        PEDRO LOPEZ           DAWN PASCALE          DIONICIO SANTOGO      ROBIN ZIRZOW

                                     OUR CREDO
                                     I will, as a team member of
                                     McGrath, embrace our customers'
                                     needs, and deliver exemplary
                                     service to earn customer loyalty.
                                     I will do this by:
                                     - focusing on doing things right
                                     the first time,
                                     - providing the utmost attention to
[LOGO]                               detail, and
2500 GRANT AVENUE                    - always doing what I say I am
SAN LORENZO, CA 94580                going to do, with integrity.
(510) 276-2626                       CUSTOMER SATISFACTION IS MY JOB!